SENSIENT Technologies Corp

P.E. 12-31-04



05047748

RECD S.E.C.
MAR 1 8 2005
1086

2004 ANNUAL REPORT


400
300
200
100

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

Table of Contents

Financial highlights

In thousands except per share, employee and shareholder data

Years ended December 31,	2004	2003	% Change
RESULTS OF OPERATIONS			
Revenue	$1,047,133	$987,209	6.1
Operating Income	129,156	137,484	(6.1)
Earnings	73,918	81,432	(9.2)
PER COMMON SHARE			
Earnings:			
Basic	$ 1.59	$ 1.74	(8.6)
Diluted	1.58	1.73	(8.7)
Dividends	0.60	0.59	1.7
Book Value	13.99	12.42	12.6
OTHER INFORMATION			
Capital Expenditures	$ 49,845	$ 74,208	(32.8)
Depreciation and Amortization	$ 46,243	$ 43,098	7.3
Number of Employees	3,728	3,845	(3.0)
Number of Shareholders of Record	3,954	4,137	(4.4)
Average Common Shares Outstanding – *Basic*	46,562	46,741	(0.4)
Average Common Shares Outstanding – *Diluted*	46,877	47,041	(0.3)

Sensient Technologies Corporation

is a leading global developer, manufacturer and marketer of technical and food colors, flavors and fragrances. Sensient uses advanced, proprietary technologies at facilities around the world to develop value-added specialty chemical ingredients and systems.

Customers in more than 150 nations utilize Sensient products to manufacture inkjet and specialty inks, laser printers and photocopiers, flat panel digital displays, textiles, paper products, cosmetics, pharmaceuticals, household and personal care products, foods and beverages. Our commitment to new product development, global expansion and operational excellence will continue to build shareholder value.

etter to SHAREHOLDERS

In 2004, Sensient Technologies Corporation surpassed $1 billion in annual revenue for the first time in the Company's history. We are financially and strategically positioned to continue building shareholder value.

2004 Results: Achieving a Milestone

Total 2004 revenue was $1.047 billion, which represents a 6.1% annual increase over 2003. Attaining the $1 billion mark is the result of a successful long-term growth strategy that emphasizes high-performance, technology-based products. The Company's leadership and international workforce deserve recognition for reaching this important milestone.

In 2004, we also made great strides in improving cash flow and reducing debt. The Company's total debt declined $39.5 million from December 31, 2003, to December 31, 2004. In the same period, cash flow from operating activities was $125.7 million.

Efficiency and Excellence

Sensient focused on integrating and improving operations on a worldwide basis in 2004. We participate in several highly competitive markets that demand efficiency and reward excellence.

The Company implemented profit improvement initiatives in several areas of the business. We have consolidated production for some of our more mature products into lower-cost facilities and reduced headcount where possible. We are also improving our raw material sourcing and warehousing for greater cost savings.

Operational improvements and cost reduction will continue to increase profitability. But improved efficiency is only one part of Sensient's operational focus. We have also made substantial investments in facilities around the world that make our Company a dynamic leader in colors, flavors and fragrances.

In 2004, we completed the expansion of our St. Louis Color Group headquarters and research facility. We also made important investments in China. We built a new Flavor facility in Qingdao, China, to source low-cost product for this region. We also added pharmaceutical color laboratories and production to our primary Chinese production and research facilities in Guangzhou.

An intensive period of capital investment in facilities improvement around the world is now largely completed. Our highly automated, state-of-the-art facilities reflect the world-class nature of our Company and the global Sensient brand. We have also developed a complex facilities management model that enables us to maintain the quality and efficiency of our plants.

Proprietary Products and Technology

Sensient seeks to deliver long-term sustainable growth by maximizing the potential of the global infrastructure that we have built over the last decade. We are leveraging our facilities and expert personnel to develop new high-performance products for digital imaging, specialty printing, personal and home care products, cosmetics, pharmaceuticals, and food and beverages.

Our products for nonfood markets offer the best opportunities for growth, but we continue to compete aggressively in our traditional food and beverage markets with a strong roster of new technologies such as unique dispersions, emulsions, coatings and extraction technologies.



Kenneth P. Manning *Chairman, President and Chief Executive Officer*

Our expertise in high-performance colors now ranges far beyond food. We continue to see double-digit annual revenue growth opportunities from our products for the pharmaceutical and cosmetics industries as well as digital imaging and specialty printing. In these markets, we offer color systems that help our customers grow successfully in competitive environments.

Valuable intellectual property (IP) forms the basis of Sensient's products. In addition, scientists working at Sensient facilities in the United States, Europe and Asia continue to develop new proprietary formulations and processes. In order to protect our IP and maximize its value, we are increasing our patent filings significantly.

Positioned for Sustainable Growth

In the last decade, Sensient's name has become known around the world. We now operate from 77 locations in 30 countries. We sell products in more than 150 nations. Two-thirds of our workforce are citizens of countries other than the United States. Our presence in regions around the globe is providing value to every part of the Company's operations.

In 2004, we began to see improvements in several markets that were flat in 2003. The North American food and beverage industry improved in 2004, and we expect additional strength in 2005. Pressure from low-cost retailers continues to impact food and beverage, but we are able to find continued growth from our high-performance customized products. We see significant opportunities arising from our position in dynamic global markets like digital and display imaging and cosmetics.

Sensient's leadership in established and emerging markets will continue to build shareholder value. I remain confident about our future progress.

Sincerely,

KENNETH P. MANNING
Chairman, President
and Chief Executive Officer

color

Sensient is a leading global developer, manufacturer and supplier of natural and synthetic color systems for customers in a wide range of industries. The Company's technology and products play an integral role in the manufacture of inkjet inks, laser printers and copiers, flat panel digital displays, cosmetics, pharmaceuticals, textiles, paper products, foods and beverages.

revenue by product line



18% inkjet inks
16% other technical colors
19% natural food colors
28% synthetic food colors
16% cosmetics
3% pharmaceuticals

competitive advantages

- Product breadth in all markets
- Proprietary technologies for food and nonfood products
- Technical expertise in specialty chemicals and purification processes
- Operations in key regions around the world

growth strategies

- Develop application and product-line extensions
- Expand technical color business in Asia and Europe
- Streamline distribution and logistics
- Generate valuable intellectual property and build patent portfolio

flavors & fragrances

Sensient develops, manufactures and supplies flavor and fragrance systems that are found in thousands of consumer products around the globe. The Company's unique formulations provide the foundation for food, beverage, household and personal care products. Sensient's expertise, service and broad product line make the Company a preferred supplier to several market-leading multinationals.

revenue by product line



23% dehydrated flavors
18% savory flavors
22% dairy flavors
10% other flavors
9% fragrances
5% confectionery & bakery flavors
13% beverage flavors

competitive advantages

- Broadest product line in the industry
- Global facilities offering direct access to customers
- Ability to respond rapidly to local market trends
- Exceptional service and technical support

growth strategies

- Build strategic alliances with new and existing customers
- Promote advantages of higher-margin, value-added products
- Speed time-to-market of new products
- Leverage global presence to add customers and improve efficiencies



LOCATIONS

Corporate

Milwaukee, Wisconsin, U.S.A.

Flavors & Fragrances

Indianapolis, Indiana, U.S.A.
Amboy, Illinois, U.S.A.
Harbor Beach, Michigan, U.S.A.
Juneau, Wisconsin, U.S.A.
Greenfield, California, U.S.A.
Livingston, California, U.S.A. (2)
Turlock, California, U.S.A.
Delta, British Columbia, Canada
Cornwall, Ontario, Canada
Mississauga, Ontario, Canada
Rexdale, Ontario, Canada
Tara, Ontario, Canada
Celaya, Mexico
Mexico City, Mexico
Tlalnepantla, Mexico
São Paulo, Brazil
Brussels, Belgium
Heverlee, Belgium
Marchais, France
Paris, France
Strasbourg, France
Bremen, Germany
Milan, Italy
Elburg, Netherlands
Naarden, Netherlands
Barcelona, Spain
Granada, Spain
Kristianstad, Sweden
Milton Keynes, U.K.
Ceredigion (Felinfach), U.K.

Color

St. Louis, Missouri, U.S.A.
Escondido, California, U.S.A.
Elmwood Park, New Jersey, U.S.A.
South Plainfield, New Jersey, U.S.A. (3)
Charlotte, North Carolina, U.S.A.
Kingston, Ontario, Canada
Lerma, Mexico
Tijuana, Mexico
Buenos Aires, Argentina
São Paulo, Brazil
Prague, Czech Republic
La Plaine Saint-Denis, France
Paris, France
Hamburg, Germany
Leipzig, Germany
Budapest, Hungary
Reggio Emilia, Italy (2)
Amersfoort, Netherlands
Warsaw, Poland
Oradea, Romania
Zenta, Serbia
Barcelona, Spain
Lausanne, Switzerland
King's Lynn, U.K.
Johannesburg, South Africa

Asia Pacific

Singapore
Melbourne, Australia
Sydney, Australia
Beijing, China
Guangzhou, China
Hong Kong, China
Qingdao, China
Shanghai, China
Mumbai, India
Jakarta, Indonesia
Tokyo, Japan
Osaka, Japan
Hitachi, Japan
Seoul, Korea
Auckland, New Zealand
Manila, Philippines
Bangkok, Thailand

Sensient draws on its expertise in specialty chemicals with unique process and application technologies to create new products that **BUILD VALUE** for our shareholders. The following pages share recent **RESULTS** of our commitment to developing innovative products and moving them rapidly into the marketplace.



COATING SYSTEM
for pharmaceuticals

Sensient provides manufacturers of pharmaceutical products world-wide with Spectrablend, a high-performance tablet coating system. This patented polymer film technology offers several advantages over competitor products that help speed manufacturing time. Spectrablend enables our customers to apply safe and stable pigmented or clear coatings to a range of end products, including vitamins, over-the-counter medications and prescription drugs.

PIGMENT DISPERSION

for inkjet printing

Sensient Imaging Technologies develops high-performance pigment dispersions for inkjet printing. These chemical systems provide brilliant and durable colors for inks used in digital printing for photography, desktop publishing and textile products, including banners, industrial fabrics, home furnishings and apparel. In the fast-changing world of fashion and design, pigmented inkjet inks help reduce waste, improve supply chain management and enable rapid customization.





ULTRAPURE COLORS
for cosmetics

Sensient's products for the cosmetics industry continue to achieve annual double-digit percentage sales growth. This performance is the result of the Company's ongoing commitment to developing high-performance products that cannot be equaled in the marketplace. In 2004, we introduced our new Unipure Color Line—an exceptional line of organic and inorganic colors that meet regulatory guidelines in markets around the globe.

EXTRACTION technologies

Botanical extracts have long been used to flavor foods and beverages. To improve on what has become a traditional, industry-wide process, Sensient Flavors has developed new extraction technologies that produce significantly more concentrated flavor than other processes. Sensient is able to integrate these new extracts into flavoring systems for beverages such as coffee and tea, as well as offer them as stand-alone products.



ORGANIC
photo conductors

Sensient Imaging Technologies creates sophisticated chemicals called organic photo conductors (OPCs) that are essential components of high-speed laser printers and photocopiers. These unique compounds generate and transfer electrical charges, which enable pigmented toner to be transferred from a printer's drum onto paper. We produce these unique, highly purified chemicals using proprietary technology developed at our facility in Germany.

FOOD-GRADE

inkjet inks

Sensient is building value by combining our core competencies in creative new ways. Scientists working in food color and inkjet technology jointly developed food-grade inkjet inks that enable high-speed printing on food products. Manufacturers of crackers, potato chips, baked goods and snack foods can promote their brands, create novel products and stand out in the crowded marketplace by making use of this new technology.



NON-MIGRATING
natural food colors

At the Sensient Colors operation in Germany, we recently developed a new line of natural food colors with non-migrating properties. This characteristic enables colors in various processed foods, including seafood products, layered yogurts and sausage casings, to remain stable, distinct and bright. We drew on our expertise in pigment dispersion and emulsion technology to develop the innovative manufacturing process that results in this exceptional product.









FINISHING
savory flavors

Food manufacturers have long sought higher-quality, more cost-effective flavorings for savory products. To meet this demand, Sensient Flavors developed a line of finishing savory flavors that combine top notes and other flavors. These sophisticated flavoring systems provide truer flavor fidelity and greater thermal stability than traditional savory flavors. Sensient's finishing savory flavors enhance soups, sauces and prepared foods.



financial REVIEW

Table of Contents

Overview

During 2004, Sensient Technologies Corporation (the "Company") focused on implementing the cost savings programs announced in 2003, improving cash flows and reducing debt. As a result, the Company generated over $125 million of cash flow from operations for the first time in its history. The Company also reduced debt by nearly $40 million during the year. These actions strengthened the balance sheet and better positioned the Company for future opportunities. The Company also improved its top line results in 2004. The Company achieved a milestone of $1 billion of revenue.

Sensient Technologies Corporation continued to respond to a challenging market environment during 2004. The Company continued to face price competition in several of its businesses, including dehydrated flavors and certain technical colors. Based on the actions taken by the Company, the impact of these factors was mitigated by cost savings. During 2004, the Company recognized pre-tax savings of approximately $7.5 million from the initiatives begun in the fourth quarter of 2003 to improve profitability. These initiatives and other work undertaken in 2004 helped improve the results of the Company's businesses. In addition, the Company's product lines provided solid growth in other areas, such as cosmetic colors and traditional flavors.

During 2004, the Company substantially completed several projects in the Asia Pacific Group in order to increase the Company's presence in this promising region. Projects completed include a research facility in Australia, a new dehydrated flavors plant in China and a sales office in Indonesia. Management believes the completion of these projects will help the Company to grow in the region by improving the Company's ability to provide technical support, interact with local customers and realize cost efficiencies. The Company also continued to invest in upgrading its facilities in North America and Europe.

There were certain special charges and a special credit that were taken in 2003, which affect the comparison of results in 2004 and 2003.

- In the fourth quarter of 2003, the Company implemented a number of specific initiatives to improve profitability and growth opportunities within its businesses, particularly within the Color Group. These initiatives resulted in special 2003 charges of $6.5 million ($4.7 million after-tax, or $0.10 per share). The charges included $4.0 million of cash expenditures for severance and other employee separation costs associated with a work-force reduction of approximately 165 employees and $2.5 million of non-cash costs related to asset impairment charges. The Company spent $1.2 million of this amount through December 31, 2003, and paid out most of the remainder in 2004. These initiatives are ultimately expected to deliver annualized pre-tax savings of approximately $9 million, with related savings of approximately $7.5 million experienced in 2004.

- The Company also took actions during the fourth quarter of 2003 to significantly reduce its liabilities for certain postretirement benefit programs. The Company no longer subsidizes the cost of health care coverage offered to retirees. As a result of this change in benefits, the Company recognized a one-time, non-cash credit of $13.3 million ($8.2 million after-tax, or $0.17 per share) in 2003.

The Company achieved operating income in 2004 of $129.2 million, compared to operating income of $137.5 million in 2003. The 2003 one-time special charge and postretirement credit discussed above had the net effect of increasing the 2003 operating income by $6.8 million. Net earnings in 2004 were $73.9 million, compared to net earnings of $81.4 million in 2003. The one-time special charge and postretirement credit in 2003 had the net effect of increasing net earnings in 2003 by $3.5 million. Diluted earnings per share were $1.58 in 2004, compared to diluted earnings per share of $1.73 in 2003. The net effect of the one-time special charge and postretirement credit in 2003 increased 2003 diluted earnings per share by $0.07.

Results of Operations

2004 vs. 2003

Revenue for 2004 was $1,047.1 million, an increase of $59.9 million, or 6.1%, over 2003. Revenue for the Flavors & Fragrances Group increased by $34.1 million, or 5.7%, over 2003, to $628.8 million for 2004. The Color Group increased revenue by $23.1 million, or 6.4%, over 2003, to $383.8 million for 2004. The Asia Pacific Group increased revenue by 8.8%. Favorable foreign exchange rates and an acquisition resulted in a 3.3% and 0.3% increase in consolidated revenue, respectively. Excluding the impact of exchange rates and the acquisition, consolidated revenue increased 2.4% or $23.5 million, primarily as a result of increases in sales of flavors in North America as well as higher sales of inkjet inks due to special factors discussed below. Additional information on group results can be found in the Segment Information section.


00 $809.2
01 $816.9
02 $939.9
03 $987.2
04 $1,047.1
Revenue
(IN MILLIONS)

The Company's gross margin decreased 160 basis points to 29.8% in 2004, versus 31.4% in 2003. Approximately one-half of the margin decrease was due to lower pricing in the dehydrated flavors business and in technical colors. The decrease in selling prices was a result of increased competitive activity. The remainder of the decrease primarily related to lower production costs in 2003 from the buildup of inventory in anticipation of manufacturing consolidations at the Company, which were completed in the first half of 2004.

Selling and administrative expenses as a percent of revenue increased to 17.5% in 2004, versus 16.8% in 2003. The increase in percentage was a result of the one-time postretirement credit of $13.3 million in 2003, partially offset by savings in 2004 from the cost reduction programs initiated in 2003 and 2004.

Operating income in 2004 was $129.2 million compared to operating income of $137.5 million in 2003. The 2003 one-time special charge and postretirement credit discussed above had the net effect of increasing 2003 operating income by $6.8 million. Favorable exchange rates increased operating income by 2.4% compared to 2003.

Interest expense increased to $31.3 million in 2004 from $29.1 million in 2003. The increase was primarily the result of higher interest rates.

The effective income tax rate was 24.5% and 24.8% in 2004 and 2003, respectively. The effective tax rates for both 2004 and 2003 were reduced as a result of favorable settlements of certain prior year tax matters, benefits for the planned use of foreign tax losses and other adjustments. These one-time benefits reduced the effective tax rate for 2004 and 2003 by 4.2% and 6.2%, respectively.

	2004	*2003*
Reported effective tax rate	**24.5%**	24.8%
One-time adjustments	**4.2%**	6.2%
Rate excluding adjustments	**28.7%**	31.0%

The effective tax rate for 2005 is expected to be approximately 30.0%.

On October 22, 2004, the American Jobs Creation Act of 2004 (the "Act") was signed into law. The Act is not anticipated to have a significant impact on the Company's results of operations or cash flows in 2005. Beginning in 2006, the Company expects the Act to increase its effective annual tax rate by 0.5%.

Segment Information

Flavors & Fragrances For the year ended December 31, 2004, revenue for the Flavors & Fragrances segment increased 5.7%, to $628.8 million. Favorable foreign exchange rates resulted in a 3.5% increase in revenue. Excluding exchange rates, revenue increased 2.2%, or $13.2 million, the result of higher sales of traditional flavors in North America ($9.9 million), higher fragrance sales due to the expansion in the aroma chemical product line ($2.3 million) and net changes in other markets.

Gross margin was 26.1% in 2004, a 50 basis point decrease from the 26.6% gross margin in 2003. This change was primarily a result of more competitive pricing in the dehydrated flavors business.

Operating income for 2004 was $81.3 million compared to $83.8 million last year. Excluding the favorable effect of exchange rates (1.5%, or $1.3 million), operating income decreased $3.7 million primarily attributable to one-time events. In the fourth quarter of 2004, operating income was reduced by the write-off of a $3.0 million receivable related to a previously divested product line. The $2.9 million one-time postretirement credit recorded in the fourth quarter of 2003 also unfavorably impacted comparability. Besides these one-time items, operating income was impacted by favorable product mix and increased sales of traditional flavors in North America ($8.6 million), offset by lower profits in the dehydrated flavors business due to lower pricing ($3.7 million), and lower profits in fragrances due to lower pricing and higher costs of production ($3.1 million), net of changes in other markets. Operating income as a percent of revenue was 12.9%, a decrease of 120 basis points from last year. This change was primarily a result of the reasons provided above.


00 $.53
01 $.53
02 $.5375
03 $.59
04 $.60
Dividends Paid Per Share

Color For the year ended December 31, 2004, revenue for the Color segment increased 6.4% to $383.8 million. Favorable foreign exchange rates and an acquisition resulted in a 3.3% and a 0.9% increase in revenue, respectively. Excluding the impact of exchange rates and the acquisition, revenue increased 2.2% or $7.8 million, primarily due to revenue increases in technical colors ($7.1 million), cosmetic colors ($4.8 million) and pharmaceuticals ($1.0 million). These revenue increases were partially offset by lower volumes and prices in food and beverage colors ($5.2 million). Cosmetic colors and pharmaceuticals each showed double-digit growth. Within technical colors, revenue related to OEM inkjet ink products increased due to the wind-up of a supply agreement and a shift to spot purchasing by a major customer. The customer decided to consolidate inkjet ink purchases with other suppliers, but increased purchases in advance of the changeover. The Company will continue to sell to this customer, but expects that inkjet ink revenue and income will decline substantially until the Company is able to obtain additional business from new and existing inkjet ink customers. During 2004, this customer represented 12% or approximately $47 million and 15% or approximately $10 million of Sensient's Color Group total revenue and operating income, respectively. Excluding the increase in sales to this customer, the rest of technical colors revenue decreased due to competitive pressures reducing pricing and volume.

Gross margin was 33.2% in 2004, a 340 basis point decrease from Color's 36.6% gross margin in 2003. Approximately half of this change was a result of more competitive pricing in synthetic colors and in technical colors. The remainder of the decrease primarily related to lower production costs in 2003 from the buildup of inventory in anticipation of manufacturing consolidations at the Company, which were completed in the first half of 2004.

Operating income for 2004 was $68.0 million versus $71.6 million for 2003. Excluding the favorable effect of exchange rates (2.8% or $2.0 million) and acquisitions (1.2% or $0.8 million), the $6.4 million decrease in operating income was the result of several factors. These factors include the $1.1 million postretirement credit recorded in 2003, declines in the food and beverage colors in North America and Europe ($7.2 million and $2.7 million, respectively) and lower margins from the paper/industrial colors business ($3.6 million). These lower margins were attributable to pricing declines and change in product mix to lower margin products. These items were partially offset by continued growth in the cosmetic color business ($1.2 million), the reduction of purchase accounting reserves ($6.8 million) and net changes in other markets. The reduction of purchase accounting reserves was related to lower than expected environmental costs, shutdown costs and inventory related costs associated with the closure of two manufacturing sites. Operating income as a percent of revenue was 17.7%, a decrease of 220 basis points from last year. This change was primarily a result of the reasons provided above.

2003 vs. 2002

Revenue for 2003 was $987.2 million, an increase of $47.3 million, or 5.0%, over 2002. The Color Group increased revenue by $14.2 million, or 4.1%, over 2002, to $360.7 million for 2003. Revenue for the Flavors & Fragrances Group increased by $22.5 million, or 3.9%, over 2002, to $594.7 million for 2003. Asia Pacific increased revenue by 10.4%. Favorable foreign exchange rates and acquisitions resulted in a 5.2% and 1.5% increase in revenue, respectively. Excluding exchange rates and acquisitions, revenue decreased 1.7% or $16.0 million primarily as a result of lower sales in North America and Europe of flavors as well as synthetic food and beverage colors. Additional information on group results can be found in the Segment Information section.


00
$8.59
01
$9.09
02
$10.58
03
$12.42
04
$13.99

Book Value per Share
(AT DECEMBER 31)

The Company's gross margin decreased 130 basis points to 31.4% in 2003, versus 32.7% in 2002, primarily as a result of lower pricing in synthetic food and beverage colors, dehydrated flavors and inkjet ink products.

Selling and administrative expenses were $165.8 million in 2003, a net increase of $5.4 million versus $160.4 million in 2002. The primary reason for the increase in selling and administrative expenses was the weakening dollar, which added approximately $8.9 million in expenses from foreign operations during the year. Expenses related to personnel changes and additions to manage the expanded size and scope of the Company's businesses also added $6.9 million of selling and administrative expense. These increases were partially offset by the postretirement credit of $13.3 million. For the year, selling and administrative expenses as a percent of revenue decreased to 16.8%, versus 17.1% in 2002.

As discussed in Note 12 to the Consolidated Financial Statements, the Company announced on December 19, 2003, its intent to reduce headcount and take other actions to improve the efficiency of its operations, particularly within the Color Group. These initiatives resulted in special charges in the fourth quarter of 2003 of $6.5 million ($4.7 million after-tax, $0.10 per share). The charges included $4.0 million of cash expenditures for severance and other employee separation costs associated with a work-force reduction of approximately 165 employees and $2.5 million of non-cash costs related to asset impairment charges.

Operating income in 2003 was $137.5 million compared to $146.5 million in 2002, a decrease of $9.0 million. Operating income declined approximately $13 million from the lower pricing in the colors and dehydrated flavors businesses and $6.5 million from special charges. These declines were partially offset by the postretirement credit of $13.3 million.

Interest expense decreased slightly to $29.1 million in 2003 from $29.5 million in 2002. The decrease was primarily the result of lower interest rates.

The effective income tax rate was 24.8% and 31.0% in 2003 and 2002, respectively. The effective tax rates for both 2003 and 2002 were reduced as a result of favorable settlements of certain prior year tax matters and other adjustments. The effective tax rate for 2003 also included a benefit from the planned utilization of certain foreign tax losses. These one-time benefits reduced the effective tax rate for 2003 and 2002 by 6.2% and 0.8%, respectively.

	2003	2002
Reported effective tax rate	24.8%	31.0%
One-time adjustments	6.2%	0.8%
Rate excluding adjustments	31.0%	31.8%

Net earnings were $81.4 million, or $1.73 per share diluted, in 2003, compared to $80.7 million, or $1.69 per share diluted, in 2002.

Segment Information

Flavors & Fragrances For the year ended December 31, 2003, the Flavors & Fragrances Group reported a 3.9% increase in revenue, to $594.7 million. Favorable foreign exchange rates and acquisitions resulted in a 5.6% and 0.6% increase in revenue, respectively. Excluding exchange rates and acquisitions, revenue decreased 2.3%, or $13.0 million, primarily as a result of soft demand for flavors in the U.S. and Europe ($13.1 million and $1.7 million, respectively), which was partially offset by higher sales in Canada ($1.5 million).


00
$45.2
$35.5
01
$38.0
$37.0
02
$47.3
$38.9
03
$74.2
$40.4
04
$49.8
$43.9
Capital Expenditures/ Depreciation
(IN MILLIONS)

Gross margin was 26.6% in 2003, a 50 basis point decrease from the 27.1% gross margin in 2002. This change was a result of more competitive pricing in the dehydrated flavors business.

Operating income for 2003 was $83.8 million, compared to $85.5 million last year. Favorable foreign exchange rates and acquisitions resulted in a 5.2% and 0.8% increase in operating income, respectively. Excluding the effect of exchange rates ($4.5 million) and acquisitions ($0.6 million), the $6.9 million decrease was primarily attributable to a shift in product mix in Latin America ($2.0 million), higher overall group expenses related to personnel changes ($1.7 million) and lower sales of flavors in the U.S. and Europe ($6.1 million), partially offset by the postretirement credit of $2.9 million. Operating income as a percent of revenue was 14.1%, a decrease of 80 basis points from last year. This change was primarily a result of the reasons provided above.

Color For the year ended December 31, 2003, revenue for the Color Group increased by $14.2 million, or 4.1%, to $360.7 million. Favorable foreign exchange rates and acquisitions resulted in a 4.7% and 3.0% increase in revenue, respectively. Excluding exchange rates and acquisitions, revenue decreased 3.6% or $12.4 million, primarily as a result of lower sales of synthetic food and beverage colors in North America and Europe ($9.8 million and $7.2 million, respectively), partially offset by increased sales in Latin America ($4.9 million). Sales of synthetic food and beverage colors declined because of lower volumes and prices attributable to increased competition. Customer demand for these products was also lower due to a reduction in new product introductions by customers and a soft economic environment.

Gross margin was 36.6% in 2003, a 270 basis point decrease from Color's 39.3% gross margin in 2002. This change was a result of more competitive pricing in synthetic colors and in inkjet inks.

Operating income for 2003 was $71.6 million versus $80.7 million for 2002. Excluding the favorable effect of exchange rates ($3.8 million) and acquisitions ($2.2 million), the $15.1 million decrease in operating income was the result of lower sales of food and beverage colors in North America and Europe ($8.4 million and $1.6 million, respectively) and lower margins from the paper/industrial colors business ($5.5 million), partially offset by the postretirement credit ($1.1 million). The lower margins in paper/industrial were partly attributable to manufacturing inefficiencies in consolidating operations. Operating income as a percent of revenue was 19.8%, a decrease of 350 basis points from the comparable period last year. This change was primarily a result of the reasons provided above.

Liquidity and Financial Position

The Company's financial position remains strong, enabling it to meet cash requirements for operations, capital expansion programs and dividend payments to shareholders. The Company intends to fund acquisitions (if any), working capital requirements, principal and interest payments and other liabilities with cash provided by operations, to the extent available, and short-term and long-term borrowings under existing credit facilities.

In the Consolidated Statements of Cash Flows, the changes in operating assets and liabilities are presented excluding the effects of changes in foreign currency exchange rates, as these do not reflect actual cash flows. Accordingly, the amounts in the Consolidated Statements of Cash Flows do not agree with changes in the operating assets and liabilities that are presented in the Consolidated Balance Sheets.


00 55.7%
01 53.3%
02 52.8%
03 53.0%
04 48.3%

Debt to Total Capital
(AT DECEMBER 31)

The Company's ratio of debt to total capital improved to 48.3% as of December 31, 2004 from 53.0% as of December 31, 2003. The improvement resulted primarily from a reduction in debt of $39.5 million during 2004. The reduction of debt resulted from record cash provided by operating activities, which exceeded $125 million for the first time in the Company's history.

Cash provided by operating activities was $125.7 million in 2004, $56.5 million in 2003 and $94.1 million in 2002. Operating cash flow provided the primary source of funds to finance operating needs, capital expenditures, shareholder dividends and reduce net borrowings. The increase in cash provided by operating activities in 2004 was primarily due to a $6.0 million decrease in working capital during 2004 versus a $70.1 million increase in working capital during 2003. Of the $76.1 million comparable improvement, nearly half related to inventories, while the income tax accounts also provided significant improvement. The net income tax accounts decreased due to the timing of payments and collection of income tax refunds. The improvement in inventories resulted from a significant increase during 2003 primarily to accommodate the consolidation of three manufacturing facilities in the second half of 2003, versus a modest decrease this year. Partially offsetting the 2004 decrease in inventories was a one-time purchase of approximately $6.5 million of dehydrated flavor inventory from a competitor that exited the market. In 2003, the decrease in cash provided by operating activities compared to 2002 was the result of increased levels of inventories and other working capital combined with the $13.3 million postretirement credit, which was a non-cash transaction.

Cash used in investing activities was $44.8 million in 2004, $85.2 million in 2003 and $88.2 million in 2002. Cash proceeds from the sale of assets were $2.0 million in 2004, $8.2 million in 2003 and $8.9 million in 2002. Cash used for acquisitions was $19.3 million in 2003 and $48.5 million in 2002. There were no acquisitions in 2004. Acquisitions in 2003 include Formulabs Iberica S.A., a Barcelona, Spain, manufacturer and marketer of specialty inks, primarily for inkjet applications, and certain assets of Kyowa Koryo Kagaku Kabushiki Kaisha, a former Japanese flavor producer. Capital expenditures were $49.8 million in 2004, $74.2 million in 2003 and $47.3 million in 2002. In 2004, capital expenditures included a St. Louis Color Group headquarters and research facility, a research facility in Australia, a vegetable cleaning facility in China and several facility improvements in Europe. The high level of capital expenditures in 2003 was partly attributable to the integration of recently acquired businesses, as well as initiatives to upgrade certain of the Company's Flavor and Color facilities. Capital expenditures in 2005 are expected to be approximately $50 million.

Cash used in financing activities was $83.5 million in 2004 and $6.8 million in 2002, compared to cash provided of $28.4 million in 2003. The Company had a net reduction in debt of $59.7 million in 2004, versus net borrowings of $69.7 million in 2003 and $25.5 million in 2002. On September 2, 2004, the Company entered into a new $150 million credit facility to replace the former facility scheduled to mature in June 2005. At December 31, 2004, the Company had direct borrowings under the revolving loan agreement of $17.6 million. The Company also had $49.8 million of outstanding commercial paper obligations at December 31, 2004. The Company has available credit facilities with domestic and foreign banks for various purposes. The amount of unused credit facilities at December 31, 2004 was $146.5 million. Additional information on the new facility and the Company's borrowings and available credit is included in Note 4 to the Consolidated Financial Statements. The Company maintains debt levels it considers prudent based on its cash flows, interest coverage and percentage of total debt to total capital.

The Company has paid uninterrupted quarterly cash dividends since commencing public trading in its stock in 1962. In 2004 and 2003, total dividends paid per share were $0.60 and $0.59, respectively, and total dividends paid were $28.1 million and $27.7 million, respectively. In 2003, $0.5 million was paid to shareholders for a rights redemption that was included in the Dividends Paid line of the Statement of Cash Flows. See Note 6 to the Consolidated Financial Statements for additional details.

The impact of inflation on both the Company's financial position and its results of operations has been minimal and is not expected to adversely affect 2005 results.

Issuer Purchases of Equity Securities

The Company did not repurchase any shares of Company stock during 2004. During 2003 and 2002, the Company repurchased 0.9 million and 0.9 million shares at a cost of $17.9 million and $18.9 million, respectively. On April 27, 2001, the Company approved a share repurchase program under which it is authorized to repurchase up to 5.0 million shares of Company stock. As of December 31, 2004, 4.3 million shares were available under this authorization. The Company's share repurchase program has no expiration date.

Critical Accounting Policies

In preparing the financial statements in accordance with accounting principles generally accepted in the U.S., management is required to make estimates and assumptions that have an impact on the assets, liabilities, revenue, and expense amounts reported. These estimates can also affect supplemental information disclosures of the Company, including information about contingencies, risk, and financial condition. The Company believes, given current facts and circumstances, that its estimates and assumptions are reasonable, adhere to accounting principles generally accepted in the U.S., and are consistently applied. Inherent in the nature of an estimate or assumption is the fact that actual results may differ from estimates and estimates may vary as new facts and circumstances arise. The Company makes routine estimates and judgments in determining the net realizable value of accounts receivable, inventories, property, plant and equipment, and prepaid expenses. Management believes the Company's most critical accounting estimates and assumptions are in the following areas:

Goodwill Valuation The Company reviews the carrying value of goodwill annually utilizing several valuation methodologies, including a discounted cash flow model. Changes in estimates of future cash flows caused by items such as unforeseen events or changes in market conditions, could negatively affect the reporting segment's fair value and result in an impairment charge. However, the current fair values of the reporting segments are significantly in excess of carrying values. The Company estimates that a 100 basis point increase in its weighted average cost of capital would not result in impairment. Accordingly, management believes that only significant changes in the cash flow assumptions would result in impairment.

Income Taxes The Company estimates its income tax expense in each of the taxing jurisdictions in which it operates. The Company is subject to a tax audit in each of these jurisdictions, which could result in changes to the estimated tax expense. The amount of these changes would vary by jurisdiction and would be recorded when known. These changes could impact the Company's financial statements. Management has recorded valuation allowances to reduce its deferred tax assets to the amount that is more likely than not to be realized. In doing so, management has considered future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance. An adjustment to the recorded valuation allowance as a result of changes in facts or circumstances could result in a significant change in the Company's tax expense.

Commitments and Contingencies The Company is subject to litigation and other legal proceedings arising in the ordinary course of its businesses or arising under provisions related to the protection of the environment. Estimating liabilities and costs associated with these matters requires the judgment of management, which relies in part on information from Company counsel. When it is probable that the Company has incurred a liability associated with claims or pending or threatened litigation matters and the Company's exposure is reasonably estimable, the Company records a charge against earnings. The estimate of any exposure to the Company may change as further facts and circumstances become known.

Market Risk Factors

The Company is exposed to market risks, including changes in interest rates, currency exchange rates and commodity prices. To manage the volatility relating to these exposures on a consolidated basis, the Company nets the exposures to take advantage of natural offset. The Company also enters into various derivative transactions for some of the remaining exposures pursuant to the Company's policies covering hedging practices. The financial impacts of these hedging instruments are offset by corresponding changes in the underlying exposures being hedged.

The Company does not hold or issue derivative financial instruments for trading purposes. Note 1 and Note 5 to the Consolidated Financial Statements include a discussion of the Company's accounting policies for financial instruments.

A key part of the Company's strategy is to expand into new geographic markets. Because the Company manufactures and sells its products throughout the world, it is exposed to movements in foreign currency exchange rates. The major foreign currency exposures involve the markets in Western Europe, Mexico and Canada. The primary purpose of the Company's foreign currency hedging activities is to protect against the volatility associated with foreign currency sales, purchases of materials and other assets and liabilities created during the normal course of business. The Company utilizes foreign exchange contracts with durations of generally less than 12 months that qualify as cash flow hedges under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. At December 31, 2004 and 2003, the fair values of these instruments, based on dealer quotes, were liabilities of $0.7 million and $0.5 million, respectively. At December 31, 2004 and 2003, the potential gain or loss in the fair value of the Company's outstanding foreign exchange contracts, assuming a hypothetical 10% fluctuation in the currencies of such contracts, would be approximately $4.7 million and $2.8 million, respectively. However, any change in the value of the contracts, real or hypothetical, would be significantly offset by an equivalent change in the value of the underlying hedged items. In addition, this hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

The Company has certain long-term debt denominated in Swiss Francs, Euros and British Pounds. These non-derivative debt instruments have been designated as partial hedges of the Company's Swiss Franc, Euro and British Pound net asset positions. The potential increase or decrease in the annual U.S. dollar interest expense of the Company's outstanding foreign currency-denominated debt, assuming a hypothetical 10% fluctuation in the currencies of such debt, would be approximately $1.1 million at both December 31, 2004 and 2003. However, any change in interest expense from fluctuations in currency, real or hypothetical, would be offset by an equivalent change in the value of the foreign income before interest. In addition, this hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

The Company manages its debt structure and interest rate risk through the use of fixed rate and floating rate debt and through the use of derivatives. The Company's primary exposure is to interest rates in the U.S. and Western Europe. The Company uses interest rate swaps to hedge its exposure to interest rate changes, manage the level of fixed and floating interest exposure and lower its financing costs. During 2003 and 2002, the Company entered into a series of interest rate swap agreements to manage the mix of fixed and floating interest rate debt. These instruments are accounted for as fair value hedges under SFAS No. 133. As of December 31, 2004 and 2003, the notional amount of the interest rate swaps was $177.1 million and $187.4 million, respectively, with varying maturities through January 2011. The fair value of the swaps, based on dealer quotes, was an asset of $2.6 million and $4.0 million, which was recorded primarily in the "Other assets" line on the consolidated balance sheets, at December 31, 2004 and 2003, respectively. The potential gain or loss in the fair value of the outstanding interest rate swaps at December 31, 2004 and 2003, assuming a hypothetical 10% fluctuation in interest rates of such contracts, would be approximately $2.9 million and $2.3 million, respectively. At December 31, 2004 and 2003, the potential increase or decrease in annual interest expense, assuming a hypothetical 10% fluctuation in interest rates of floating rate debt, including the impact of swap contracts, would be approximately $0.7 million and $0.4 million, respectively.

The Company is the purchaser of certain commodities such as corn, sugar, soybean meal and fruits. The Company generally purchases these commodities based upon market prices that are established with the vendor as part of the purchase process. In general, the Company does not use commodity financial instruments to hedge commodity prices due to a high correlation between the commodity cost and the ultimate selling price of the Company's products. On occasion, the Company may enter into non-cancelable forward purchase contracts, as deemed appropriate, to reduce the effect of price fluctuations on future manufacturing requirements.

Contractual Obligations

The Company is subject to certain contractual obligations, including long-term debt, operating leases, manufacturing purchases and pension benefit obligations. The following table summarizes the Company's significant contractual obligations as of December 31, 2004.

Payments due by period

(IN THOUSANDS)	TOTAL	≤ 1 YEAR	2-3 YEARS	4-5 YEARS	> 5 YEARS
Long-term debt	$545,422	$20,269	$326,545	$174,001	$24,607
Interest payments on long-term debt	94,960	31,488	46,037	17,163	272
Operating lease obligations	30,796	8,443	10,842	4,260	7,251
Manufacturing purchase commitments	75,306	30,678	26,192	9,492	8,944
Pension benefit obligations	28,442	1,454	6,857	5,705	14,426
Total contractual obligations	$774,926	$92,332	$416,473	$210,621	$55,500

New Pronouncements

On January 1, 2004, the Company adopted the remaining provisions of the Financial Accounting Standards Board ("FASB") Interpretation No. 46 ("46R"), "Consolidation of Variable Interest Entities," to clarify certain provisions of FIN No. 46, and to exempt certain entities from its requirements. The impact of adopting this interpretation was not significant on the Company's consolidated financial statements.

In December 2004, the FASB issued Statement No. 123 (revised 2004), "Stock Based Compensation." The statement would require the Company to expense its stock options during the vesting period based on the fair value at the date of grant. This statement is effective for the Company on July 1, 2005. The Company will adopt the statement using the modified prospective method. The impact of adoption of the revised statement in 2005 is anticipated to reduce earnings by approximately $0.02 per share.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements as of December 31, 2004.

Forward-looking Statements

This document contains forward-looking statements that reflect management's current assumptions and estimates of future economic circumstances, industry conditions, Company performance and financial results. Forward-looking statements include statements in the future tense and statements including the terms "expect," "believe," "anticipate," and other similar terms that express expectations as to future events or conditions. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for such forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that could cause actual events to differ materially from those expressed in those statements. A variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results. These factors and assumptions include the pace and nature of new product introductions by the Company's customers; results of acquired businesses; the Company's ability to successfully implement its growth strategies; the outcome of the Company's various productivity-improvement and cost-reduction efforts; changes in costs of raw materials, including energy; industry and economic factors related to the Company's domestic and international business; competition from other suppliers of color and flavors and fragrances; growth or contraction in markets for products in which the Company competes; terminations and other changes in customer relationships; industry acceptance of price increases; currency exchange rate fluctuations; and the matters discussed above including the critical accounting policies described therein. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

in thousands except per share amounts *Years ended December 31,*	*2004*	*2003*	*2002*
Revenue	**$1,047,133**	$987,209	$939,886
Cost of products sold	**734,596**	677,414	633,011
Selling and administrative expenses	**183,381**	165,835	160,380
Special charges (see Note 12)	—	6,476	—
Operating Income	**129,156**	137,484	146,495
Interest expense	**31,265**	29,140	29,523
Earnings Before Income Taxes	**97,891**	108,344	116,972
Income taxes	**23,973**	26,912	36,282
Net Earnings	**$ 73,918**	$ 81,432	$ 80,690
Earnings per share			
Basic	**$ 1.59**	$ 1.74	$ 1.70
Diluted	**$ 1.58**	$ 1.73	$ 1.69
Average common shares outstanding – basic	**46,562**	46,741	47,379
Average common shares outstanding – diluted	**46,877**	47,041	47,788

See notes to consolidated financial statements.

in thousands except share and per share amounts *December 31,*	*2004*	*2003*
Assets		
Current Assets:		
Cash and cash equivalents	**$ 2,243**	$ 3,250
Trade accounts receivable, less allowance for losses of $6,629 and $4,843, respectively	**172,912**	168,073
Inventories	**328,191**	318,755
Prepaid expenses and other current assets	**24,886**	27,719
Deferred income taxes	**8,012**	18,933
Total current assets	**536,244**	536,730
Other assets	**66,352**	78,525
Intangible assets – at cost, less accumulated amortization of $4,794 and $3,484, respectively	**17,904**	17,553
Goodwill	**452,427**	428,922
Property, Plant and Equipment:		
Land	**33,203**	29,042
Buildings	**230,488**	197,959
Machinery and equipment	**530,922**	479,799
Construction in progress	**40,446**	58,796
	835,059	765,596
Less accumulated depreciation	**(419,408)**	(373,798)
	415,651	391,798
Total assets	**$1,488,578**	$1,453,528
Liabilities and Shareholders' Equity		
Current Liabilities:		
Trade accounts payable	**$ 75,066**	$ 67,535
Accrued salaries, wages and withholdings from employees	**13,591**	12,871
Other accrued expenses	**58,133**	61,464
Income taxes	**18,392**	11,817
Short-term borrowings	**69,774**	114,974
Current maturities of long-term debt	**20,269**	13,759
Total current liabilities	**255,225**	282,420
Deferred income taxes	**10,470**	23,529
Other liabilities	**4,461**	11,329
Accrued employee and retiree benefits	**34,571**	30,208
Long-term debt	**525,153**	525,924
Commitments and contingencies	**—**	—
Shareholders' Equity:		
Common stock, par value $.10 a share, authorized 100,000,000 shares; issued 53,954,874 shares	**5,396**	5,396
Additional paid-in capital	**72,117**	72,194
Earnings reinvested in the business	**720,625**	674,803
Treasury stock, 6,887,161 and 7,230,781 shares, respectively, at cost	**(140,507)**	(147,472)
Unearned portion of restricted stock	**(5,500)**	(3,844)
Accumulated other comprehensive income (loss)	**6,567**	(20,959)
	658,698	580,118
Total liabilities and shareholders' equity	**$1,488,578**	$1,453,528

See notes to consolidated financial statements.

in thousands *Years ended December 31,*	**2004**	*2003*	*2002*
Cash Flows from Operating Activities			
Net earnings	**$ 73,918**	$ 81,432	$ 80,690
Adjustments to arrive at net cash provided by operating activities:			
Depreciation and amortization	**46,243**	43,098	41,290
Special charges	**—**	6,476	—
Gain on sale of assets	**(437)**	(4,368)	(1,907)
Changes in operating assets and liabilities (net of effects from acquisition of businesses):			
Trade accounts receivable	**3,999**	1,236	(8,922)
Inventories	**1,186**	(31,334)	(17,377)
Prepaid expenses and other assets	**(7,542)**	(13,240)	(13,695)
Accounts payable and other accrued expenses	**(284)**	(6,447)	3,239
Accrued salaries, wages and withholdings from employees	**108**	(2,407)	3,521
Income taxes	**6,306**	(9,270)	7,303
Deferred income taxes	**4,738**	10,538	(2,592)
Other liabilities	**(2,503)**	(19,171)	2,551
Net cash provided by operating activities	**125,732**	56,543	94,101
Cash Flows from Investing Activities			
Acquisition of property, plant and equipment	**(49,845)**	(74,208)	(47,317)
Acquisition of businesses – net of cash acquired	**—**	(19,307)	(48,450)
Proceeds from sale of assets	**2,016**	8,223	8,908
Decrease (increase) in other assets	**3,065**	112	(1,322)
Net cash used in investing activities	**(44,764)**	(85,180)	(88,181)
Cash Flows from Financing Activities			
Proceeds from additional borrowings	**199,760**	121,761	74,004
Debt and capital lease payments	**(259,420)**	(52,044)	(48,550)
Purchase of treasury stock	**—**	(17,931)	(18,892)
Dividends paid	**(28,096)**	(28,154)	(25,539)
Proceeds from options exercised and other equity transactions	**4,213**	4,809	12,204
Net cash (used in) provided by financing activities	**(83,543)**	28,441	(6,773)
Effect of exchange rate changes on cash and cash equivalents	**1,568**	1,343	639
Net (decrease) increase in cash and cash equivalents	**(1,007)**	1,147	(214)
Cash and cash equivalents at beginning of year	**3,250**	2,103	2,317
Cash and cash equivalents at end of year	**$ 2,243**	$ 3,250	$ 2,103
Cash paid during the year for:			
Interest	**$ 30,788**	$ 29,544	$ 30,729
Income taxes	**13,870**	23,482	23,743
Liabilities assumed in acquisitions	**—**	992	12,683
Capitalized interest	**1,152**	2,081	734

See notes to consolidated financial statements.

in thousands except share and per share amounts	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL
Balances at December 31, 2001	$5,396	$72,493
Net earnings		
Unrealized loss on cash flow hedges, arising during the period, net of tax of $522		
Reclassification adjustment for cash flow hedges included in net income, net of tax of $370		
Foreign currency translation		
Total comprehensive income		
Cash dividends paid – $.5375 a share		
Stock options exercised		(342)
Benefit plans		54
Restricted stock		185
Other		
Purchase of treasury stock		
Balances at December 31, 2002	5,396	72,390
Net earnings		
Unrealized gain on cash flow hedges, arising during the period, net of tax of $1,809		
Reclassification adjustment for cash flow hedges included in net income, net of tax of $1,633		
Minimum pension liability, net of tax of $52		
Foreign currency translation		
Total comprehensive income		
Cash dividends paid – $.59 a share		
Redemption of rights – $.01 a share		
Stock options exercised		(285)
Benefit plans		216
Restricted stock		(127)
Other		
Purchase of treasury stock		
Balances at December 31, 2003	5,396	72,194
Net earnings		
Unrealized gain on cash flow hedges, arising during the period, net of tax of $205		
Reclassification adjustment for cash flow hedges included in net income, net of tax of $223		
Minimum pension liability, net of tax of $418		
Foreign currency translation		
Total comprehensive income		
Cash dividends paid – $.60 a share		
Stock options exercised		(378)
Benefit plans		(2)
Restricted stock		302
Other		1
Balances at December 31, 2004	**$5,396**	**$72,117**

See notes to consolidated financial statements.

EARNINGS REINVESTED IN THE BUSINESS	TREASURY STOCK		UNEARNED PORTION OF RESTRICTED STOCK	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL COMPREHENSIVE INCOME (LOSS)
	SHARES	AMOUNT			
$566,374	6,545,176	$(132,355)	$(2,623)	$(78,469)	
80,690					$ 80,690
				(5,497)	(5,497)
				3,898	3,898
				20,140	20,140
					$ 99,231
(25,539)					
	(563,441)	11,332			
	(98,155)	1,985			
	(43,000)	868	(328)		
	584	(12)			
	905,000	(18,892)			
621,525	6,746,164	(137,074)	(2,951)	(59,928)	
81,432					$ 81,432
				16,330	16,330
				(14,741)	(14,741)
				(84)	(84)
				37,464	37,464
					$120,401
(27,688)					
(466)					
	(235,004)	4,781			
	(108,307)	2,201			
	(89,200)	1,821	(893)		
	61,128	(1,270)			
	856,000	(17,931)			
674,803	7,230,781	(147,472)	(3,844)	(20,959)	
73,918					$ 73,918
				1,850	1,850
				(2,005)	(2,005)
				(1,814)	(1,814)
				29,495	29,495
					$101,444
(28,096)					
	(204,927)	4,137			
	(16,693)	340			
	(121,200)	2,472	(1,656)		
	(800)	16			
$720,625	**6,887,161**	**$(140,507)**	**$(5,500)**	**$ 6,567**	

amounts in thousands except share, employee and per share data
Years ended December 31, 2004, 2003 and 2002

1) Summary of Significant Accounting Policies

Principles of Consolidation The consolidated financial statements include the accounts of Sensient Technologies Corporation and its subsidiaries (the "Company"). All significant intercompany accounts and transactions are eliminated.

Use of Estimates The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue Recognition The Company recognizes revenue, net of estimated discounts, allowances and returns, upon shipment of goods to customers, at which time title passes, the customer is obligated to pay the Company, and the Company has no remaining obligations.

Cost of Products Sold Cost of products sold includes materials, labor and overhead expenses incurred in the manufacture of our products. Cost of products sold also includes charges for obsolete and slow moving inventories, as well as costs for quality control, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, other costs of our internal distribution network and costs incurred for shipping and handling. The Company records fees billed to customers for shipping and handling as revenue.

Selling and Administrative Expenses Selling and administrative expenses primarily include the salaries and related costs for executive, finance, accounting, human resources, research and development and legal personnel as well as salaries and related costs of salespersons, and commissions paid to external sales agents.

Cash Equivalents The Company considers all highly liquid investments with maturities of three months or less at the date of acquisition as cash equivalents.

Inventories Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method. Inventories include finished and in-process products totaling $242.8 million and $227.2 million at December 31, 2004 and 2003, respectively, and raw materials and supplies of $85.4 million and $91.6 million at December 31, 2004 and 2003, respectively.

Property, Plant and Equipment Property, plant and equipment are recorded at cost reduced by accumulated depreciation. Depreciation is provided over the estimated useful life using the straight-line method for financial reporting. The estimated useful lives for buildings ranges from 5 to 35 years. The buildings category consists of building improvements, which have useful lives ranging from 5 to 35 years, and buildings, which have useful lives ranging from 10 to 35 years. Machinery and equipment have useful lives ranging from 3 to 20 years.

Goodwill and Other Intangible Assets On January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," and accordingly amortization of goodwill and other intangible assets with indefinite useful lives is no longer recorded. Instead, the carrying value of goodwill is evaluated for impairment on an annual basis. The impairment assessment includes comparing the carrying amount of net assets, including goodwill, of each reporting unit to their respective fair value as of the date of the assessment. Fair value was estimated based upon an evaluation of future discounted cash flow as well as the public trading and private transaction valuation multiples for comparable companies. Such determination of fair value yielded no impairment.

The cost of intangible assets with determinable useful lives is amortized on a straight-line basis to reflect the pattern of economic benefits consumed, ranging from 5 to 20 years. These assets include technological know-how, customer relationships, patents, trademarks and non-compete agreements among others.

Impairment of Long-lived Assets The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company performs undiscounted cash flow analyses to determine if an impairment exists. If an impairment is determined to exist, any related impairment loss is calculated based on discounted future cash flows.

Financial Instruments The Company uses derivative financial instruments for the purpose of hedging currency and interest rate exposures which exist as part of ongoing business operations. As a policy, the Company does not engage in speculative or leveraged transactions, nor does the Company hold or issue financial instruments for trading purposes.

Hedge effectiveness is determined by how closely the changes in the fair value of the hedging instrument offset the changes in the fair value or cash flows of the hedged item. Hedge accounting is permitted only if the hedging relationship is expected to be highly effective at the inception of the transaction and on an on-going basis. Any ineffective portions are to be recognized in earnings immediately.

Interest Rate Hedging The Company is exposed to interest rate risk through its corporate borrowing activities. The objective of the Company's interest rate risk management activities is to manage the levels of the Company's fixed and floating interest rate exposure to be consistent with the Company's preferred mix. The interest rate risk management program consists of entering into interest rate swaps, which qualify as fair value hedges, when there is a desire to modify the Company's exposure to interest rates. Gains or losses on fair value hedges are recognized in earnings, net of gains and losses on the fair value of the hedged instruments.

The Company's existing fair value hedges are 100% effective. As a result, there is no current impact on earnings due to fair value hedge ineffectiveness.

Currency Rate Hedging The primary objectives of the foreign exchange risk management activities are to understand and mitigate the impact of potential foreign exchange fluctuations on the Company's financial results and its economic well-being. Generally, these risk management transactions involve the use of foreign currency derivatives to protect against exposure resulting from recorded accounts receivable and payable. The Company primarily utilizes forward exchange contracts with maturities of less than 12 months, which qualify as cash flow hedges. These foreign exchange contracts are intended to offset the effect of exchange rate fluctuations on recorded intercompany receivables and payables. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) ("OCI") until the underlying transaction is recognized in earnings.

The Company's existing cash flow hedges are 100% effective. As a result, there is no current impact on earnings due to cash flow hedge ineffectiveness.

Net Investments Hedging The Company may enter into foreign-denominated debt to be used as a non-derivative instrument to hedge the Company's net investment in foreign subsidiaries. The change in the carrying amount of the foreign-denominated debt on the Company's books, attributable to changes in the spot foreign exchange rate, is a hedge of the net investment in its foreign subsidiaries.

Commodity Purchases The Company purchases certain commodities in the normal course of business which result in physical delivery of the goods and hence, are excluded from SFAS No. 133, as amended.

Translation of Foreign Currencies For all significant foreign operations, the functional currency is the local currency. Assets and liabilities of foreign operations are translated into U. S. dollars at current exchange rates. Revenue and expense accounts are translated into U.S. dollars at average exchange rates prevailing during the year. Adjustments resulting from the translation of assets and liabilities to U.S. dollars are included in OCI as foreign currency translation adjustments. Transaction gains and losses are included in earnings and were not significant during the three-year period ended December 31, 2004.

Stock-Based Compensation The Company accounts for its stock-based compensation plans using the intrinsic value-based method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Stock options are granted at prices equal to the fair market value of the Company's common stock on the grant dates. Accordingly, the Company did not record any compensation expense with respect to the grant of stock options during the three-year period ended December 31, 2004. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net earnings and earnings per share would have been reduced to the proforma amounts indicated below:

(in thousands, except per share data)	2004	2003	2002
Net earnings:			
As reported	**$73,918**	$81,432	$80,690
Add: reported stock compensation expense – net of tax	**693**	493	449
Less: fair value stock compensation expense – net of tax	**(2,371)**	(2,442)	(2,038)
Pro forma net earnings	**$72,240**	$79,483	$79,101
Earnings per common share:			
Basic as reported	**$ 1.59**	$ 1.74	$ 1.70
Less: net impact of fair value stock expense – net of tax	**(.04)**	(.04)	(.03)
Basic pro forma	**$ 1.55**	$ 1.70	$ 1.67
Diluted as reported	**$ 1.58**	$ 1.73	$ 1.69
Less: net impact of fair value stock expense – net of tax	**(.04)**	(.04)	(.03)
Diluted pro forma	**$ 1.54**	$ 1.69	$ 1.66

The weighted-average fair value per share of options granted was $4.81 in 2004, $4.68 in 2003 and $5.23 in 2002.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2004	2003	2002
Dividend yield	**2.8%**	2.9%	2.4%
Volatility	**27.3%**	29.0%	28.8%
Risk-free interest rate	**3.2%**	3.1%	2.9%
Expected term (years)	**5.4**	5.5	5.4

Earnings Per Share The difference between basic and diluted earnings per share ("EPS") is the dilutive effect of stock options and restricted stock. Diluted earnings per share assume that restricted stock has vested and all dilutive stock options, for which the average market price exceeds the exercise price (in-the-money), are exercised. Stock options for which the exercise price exceeds the average market price (out-of-the-money options) have an anti-dilutive effect on EPS, and accordingly, are excluded from the calculation. For the years ended December 31, 2004, 2003 and 2002, options for 1.2 million, 1.2 million and 0.5 million shares were excluded from the diluted EPS calculation because they were anti-dilutive. All earnings per share amounts are presented on a diluted basis unless otherwise noted.

Accumulated Other Comprehensive Income (Loss) OCI is comprised primarily of foreign currency translation, minimum pension liability and unrealized losses on cash flow hedges. The components of OCI at December 31 were:

(in thousands)	2004	2003
Foreign currency translation	**$ 9,057**	$(20,438)
Minimum pension liability (net of tax)	**(1,898)**	(84)
Unrealized losses on cash flow hedges (net of tax)	**(592)**	(437)
Accumulated other comprehensive income (loss)	**$ 6,567**	$(20,959)

Research and Development Research and development costs are recorded in selling and administrative expenses in the year they are incurred. Research and development costs were $24.3 million, $22.9 million and $21.2 million during the years ended December 31, 2004, 2003 and 2002, respectively.

Advertising Advertising costs are recorded in selling and administrative expenses as they are incurred. Advertising costs were $1.6 million, $1.7 million and $1.2 million during the years ended December 31, 2004, 2003 and 2002, respectively.

New Pronouncements On January 1, 2004, the Company adopted the remaining provisions of the Financial Accounting Standards Board ("FASB") Interpretation No. 46 ("46R"), "Consolidation of Variable Interest Entities," to clarify certain provisions of FIN No. 46, and to exempt certain entities from its requirements. The impact of adopting this interpretation was not significant on the Company's consolidated financial statements.

In December 2004, the FASB issued Statement No. 123 (revised 2004), "Stock Based Compensation." The statement will require the Company to expense its stock options during the vesting period based on the fair value at the date of grant. This statement is effective for the Company on July 1, 2005. The Company will adopt the statement using the modified prospective method. The impact of adoption of the revised statement in 2005 is anticipated to reduce earnings by approximately $0.02 per share, or 50% of the 2004 amounts disclosed in the stock based compensation table above.

Reclassifications Certain amounts as previously presented have been reclassified to conform to the current year presentation.

2) Acquisitions

There were no acquisitions during 2004.

During 2003, the Company acquired two businesses for cash in an aggregate amount of $17.1 million, net of cash acquired. Formulabs Iberica S.A., a manufacturer and marketer of specialty inks, primarily for inkjet applications, was acquired in August 2003. In March 2003, the Company acquired certain assets of Kyowa Koryo Kagaku Kabushiki Kaisha, a former Japanese flavor producer. The allocation of the purchase price resulted in intangible assets with determinable useful lives of $2.6 million, amortizable over a weighted average period of 20 years and goodwill of $9.1 million.

During 2002, the Company acquired four businesses for cash in an aggregate amount of $48.5 million, net of cash acquired. The businesses acquired were Cardre, Inc., a manufacturer of specialty ingredients used in cosmetics, ECS Specialty Inks and Dyes, a producer and marketer of inks for specialty printing applications, the flavors and essential oils operations of C. Melchers GmbH & Company, and SynTec GmbH, a manufacturer of specialty dyes and chemicals for the imaging industry. In 2003, the Company paid $2.2 million of additional cash consideration for the 2002 acquisitions. The allocation of the purchase prices resulted in intangible assets with determinable useful lives of $7.6 million amortizable over a period of 19 years and goodwill of $28.7 million.

All acquisitions have been accounted for as purchases and, accordingly, their results of operations have been included in the consolidated financial statements since their respective dates of acquisition. The effects of presenting the acquisitions on an unaudited pro-forma basis were not significant to the Company's financial position or results of operations.

3) Goodwill and Intangible Assets

The Company does not have any intangible assets other than goodwill that are not subject to amortization. The following table summarized intangible assets with determinable useful lives by major category as of December 31, 2004 and 2003:

(in thousands, except weighted average amortization years)	WEIGHTED AVERAGE AMORTIZATION YEARS	2004 COST	2004 ACCUMULATED AMORTIZATION	2003 COST	2003 ACCUMULATED AMORTIZATION
Technological know-how	20.0	**$ 8,216**	**$(1,687)**	$ 7,853	$(1,272)
Customer relationships	20.0	**6,808**	**(822)**	6,482	(463)
Patents, trademarks, non-compete agreements and other	17.4	**7,674**	**(2,285)**	6,702	(1,749)
Total finite-lived intangibles	19.1	**$22,698**	**$(4,794)**	$21,037	$(3,484)

Amortization of intangible assets was not significant during the years presented and the estimated aggregate amortization expense for each of the five succeeding years is not anticipated to be significant.

The changes in goodwill for the years ended December 31, 2004 and 2003 by reportable business segment were as follows:

(in thousands)	FLAVORS & FRAGRANCES	COLOR	CORPORATE & OTHER	CONSOLIDATED
Balance as of December 31, 2002	$117,203	$260,788	$1,964	$379,955
Goodwill of acquired businesses	—	9,923	344	10,267
Currency translation impact	13,129	24,728	843	38,700
Balance as of December 31, 2003	$130,332	$295,439	$3,151	$428,922
Goodwill of acquired businesses	—	1,070	—	1,070
Currency translation impact	7,610	14,610	215	22,435
Balance as of December 31, 2004	**$137,942**	**$311,119**	**$3,366**	**$452,427**

4) Debt

Long-term debt consisted of the following unsecured obligations at December 31:

(in thousands)	2004	2003
6.68% senior notes due through January 2011	**$ 15,000**	$ 15,000
6.77% senior notes due through January 2010	**15,000**	15,000
6.60% notes due through April 2009	**149,434**	149,322
7.59% senior notes due through December 2008	**17,143**	21,429
6.99% senior notes due through December 2007	**40,000**	40,000
4.57% senior notes due December 2007	**38,000**	38,000
Floating rate Swiss Franc-denominated senior notes due December 2007	**28,582**	26,269
5.63% Euro-denominated senior notes due November 2006	**181,839**	168,595
5.85% senior notes due November 2006	**30,000**	30,000
9.06% senior notes due through July 2004	**—**	6,000
Various other notes	**24,774**	21,565
Deferred realized gains on interest rate swaps	**3,034**	4,479
Fair value of interest rate swaps	**2,616**	4,024
	545,422	539,683
Less current maturities	**20,269**	13,759
Total long-term debt	**$525,153**	$525,924

The floating rate Swiss Franc-denominated notes had an average coupon rate of 1.40% and 1.39% for the years ended December 31, 2004 and 2003, respectively.

The aggregate amounts of maturities on long-term debt each year for the five years subsequent to December 31, 2004, are as follows: 2005, $20.3 million; 2006, $231.4 million; 2007, $95.1 million; 2008, $7.9 million; and 2009, $166.1 million.

Substantially all of the senior loan agreements contain restrictions concerning interest coverage, borrowings, investments and tangible net worth amounts. Earnings reinvested of $225 million at December 31, 2004, were unrestricted.

On September 2, 2004, the Company entered into a new $150 million revolving credit facility with a group of seven banks to replace the former facility scheduled to mature in June 2005. The new facility has a term of three years. Interest rates are determined based upon LIBOR plus a margin subject to adjustment on the basis of the rating accorded the Company's senior debt by S&P and Moody's. In addition, the Company will pay a facility fee on the total amount of the commitment and a utilization fee. The Company must maintain a minimum fixed charge coverage ratio and may not exceed a stated funded debt to capital ratio in addition to customary restrictions. The revolving credit facility will be used for working capital, commercial paper back up and other general corporate purposes. The Company issues short-term commercial paper obligations supported by committed lines of credit included in the revolving credit facility.

The Company's short-term borrowings consisted of the following items at December 31:

(in thousands)	2004	2003
Direct borrowings under the revolver	**$17,637**	$ 12,974
Commercial paper	**49,779**	68,682
Uncommitted loans	**1,425**	19,566
Loans of foreign subsidiaries	**933**	13,752
Total	**$69,774**	$114,974

The weighted-average interest rates on short-term borrowings were 2.75% and 1.96% at December 31, 2004 and 2003, respectively.

The Company has $82.6 million available under the revolving credit facility and $63.9 million available under other lines of credit from several banks at December 31, 2004.

5) Financial Instruments and Risk Management

Interest Rate Swap Agreements During 2003 and 2002, the Company entered into a series of interest rate swap agreements to manage the level of fixed and floating interest rate debt. As of December 31, 2004 and 2003, the notional principal amounts of outstanding interest rate swap agreements (accounted for as fair value hedges) were $177.1 million and $187.4 million, respectively, with varying maturities through January 2011. The notional amounts are used to calculate interest payments, which are exchanged over the life of the swap transactions and are equal to the dollar principal exchanged. The fair value of the swaps, based on dealer quotes, was an asset of $2.6 million and $4.0 million which was recorded primarily in the other assets line on the consolidated balance sheets at December 31, 2004 and 2003, respectively. In October 2003, the Company settled certain interest rate swaps.

As a result of these settlements, the counterparty paid the Company $4.8 million. The net realized gains on the swaps have been deferred, classified as a separate component of debt and are being amortized to income as a reduction of interest expense over the remaining term of the debt.

Foreign Currency Contracts The Company uses forward exchange contracts to reduce the effect of fluctuating foreign currencies on short-term foreign currency-denominated intercompany transactions and other known foreign currency exposures. At December 31, 2004 and 2003, the Company had forward exchange contracts (accounted for as cash flow hedges), generally with maturities of one year or less, of $96.9 million and $80.4 million, respectively. The fair values of these instruments, based on dealer quotes, were liabilities of $0.7 million and $0.5 million at December 31, 2004 and 2003, respectively.

Foreign-denominated Debt In December 2002, the Company entered into a 33 million Swiss Franc-denominated note agreement. In November 2001, the Company entered into a 134 million Euro-denominated note agreement. These non-derivative instruments have been designated as partial hedges of the Company's Swiss Franc and Euro net asset positions.

Concentrations of Credit Risk Counterparties to currency exchange and interest rate swap contracts consist of large international financial institutions. The Company continually monitors its positions and the credit ratings of the counterparties involved and limits the amount of credit exposure to any one party. While these counterparties may expose the Company to potential losses due to the credit risk of non-performance, losses are not anticipated. Concentrations of credit risk with respect to trade accounts receivable are limited by the large number of customers, generally short payment terms, and their dispersion across geographic areas.

Fair Values The carrying amount of cash and cash equivalents, trade accounts receivable, accounts payable, accrued expenses and short-term borrowings approximated fair value as of December 31, 2004 and 2003.

The fair value of the Company's long-term debt, including current maturities, is estimated using discounted cash flows based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying value of long-term debt at December 31, 2004 and 2003 was $545.4 million and $539.7 million, respectively. The fair value of long-term debt at December 31, 2004 and 2003 was approximately $556.6 million and $569.5 million, respectively.

6) Shareholders' Equity

On July 17, 2003, the Board of Directors authorized the redemption of the rights issued pursuant to the Company's Shareholder Rights Plan. Under the rights plan, one right was attached to each outstanding share of common stock. The rights were redeemed at a price of $0.01 per right on September 3, 2003, to shareholders along with the $0.15 per share quarterly dividend payment. The total amount paid to shareholders related to the rights redemption was $0.5 million and is reported on the Dividends Paid line of the 2003 Statement of Cash Flows.

7) Stock Plans

The Company has various stock option plans under which employees and directors may be granted options to purchase common stock at 100% of the market price on the day the options are granted. Generally, stock options become exercisable over a three-year vesting period and expire 10 years from the date of grant.

Awarded shares of restricted stock become freely transferable at the end of five years. During the period of restriction, the holder of restricted stock has voting rights and is entitled to receive all dividends and other distributions paid with respect to the stock.

Under the 2002 Stock Option Plan, up to 2.4 million shares of common stock are available for employee awards, of which no more than 0.6 million shares may be restricted stock. Under the 1998 Stock Option Plan, up to 2.4 million shares of common stock were available for employee awards, of which no more than 0.6 million shares may be restricted stock. Under the 1994 Stock Option Plan, which expired in January 2004, up to 2.4 million shares of common stock were available for employee awards, of which no more than 0.5 million shares may be restricted stock. The 1994 Plan also authorized the grant of up to 0.8 million stock appreciation rights in connection with stock options. Under the amended 2002 Non-Employee Director Stock Plan, up to 0.09 million shares of common stock are available for director awards of restricted stock. Under the 1999 Non-Employee Director Stock Option Plan, up to 0.25 million shares of common stock are available for director awards.

Years ended December 31, 2004, 2003 and 2002

The changes in outstanding stock options during the three years ended December 31, 2004, as well as details on exercisable options were as follows:

(in thousands of shares)	OUTSTANDING OPTIONS	WEIGHTED-AVERAGE PRICE	EXERCISABLE OPTIONS	WEIGHTED-AVERAGE PRICE
Balances at December 31, 2001	3,167	$19.14	2,140	$19.00
Granted	629	21.85		
Exercised	(583)	18.02		
Cancelled	(291)	19.80		
Balances at December 31, 2002	2,922	$19.88	1,808	$19.46
Granted	492	20.38		
Exercised	(236)	17.99		
Cancelled	(157)	21.23		
Balances at December 31, 2003	3,021	$20.04	2,041	$19.76
Granted	445	21.82		
Exercised	(219)	17.29		
Cancelled	(144)	20.55		
Balances at December 31, 2004	**3,103**	**$20.46**	**2,233**	**$20.10**

The following summarizes information concerning outstanding and exercisable stock options at December 31, 2004:

(in thousands of shares)	RANGE OF EXERCISE PRICE $14.13-19.49	$19.50-21.99	$22.00-25.19
Number outstanding	1,122	882	1,099
Weighted-average remaining contractual life, in years	5.3	6.3	7.0
Weighted-average exercise price	$17.98	$20.74	$22.78
Number exercisable	961	513	759
Weighted-average exercise price	$17.74	$20.77	$22.64

The closing price of our common stock on December 31, 2004 was $23.99.

The following summarizes information concerning shares available to be granted as future stock options under existing plans:

(in thousands of shares)	AVAILABLE
December 31, 2002	2,975
December 31, 2003	2,544
December 31, 2004	1,892

8) Retirement Plans

The Company provides benefits under defined contribution plans including a savings plan and an employee stock ownership plan ("ESOP"). The savings plan covers substantially all domestic salaried and certain non-union hourly employees and provides for matching contributions up to 4% of each employee's salary. The ESOP covers substantially all domestic employees not covered by a defined benefit plan and provides for contributions based on a percentage of each employee's compensation as determined by the Board of Directors. Total expense for the Company's defined contribution plans was $2.7 million, $2.7 million and $6.7 million in 2004, 2003 and 2002, respectively.

Although the Company intends the defined contribution plans mentioned above to be the primary retirement benefit for most employees, the Company also has several defined benefit plans. The funded status of the defined benefit plans was as follows at December 31:

(in thousands)	***2004***	*2003*
Benefit obligation at beginning of year	**$ 27,678**	$ 24,289
Service cost	**923**	937
Interest cost	**1,685**	1,633
Benefits paid	**(1,948)**	(1,479)
Actuarial loss	**2,190**	2,298
Benefit obligation at end of year	**30,528**	27,678
Plan assets at beginning of year	**4,020**	3,300
Company contributions	**2,081**	1,935
Benefits paid	**(1,948)**	(1,479)
Actual gain on plan assets	**289**	264
Plan assets at end of year	**4,442**	4,020
Funded status	**(26,086)**	(23,658)
Unrecognized prior service cost	**14,354**	15,636
Unrecognized net actuarial loss	**4,292**	2,189
Additional minimum liability	**(16,560)**	(15,825)
Accrued benefit liability	**$(24,000)**	$(21,658)
Accumulated benefit obligation	**$(28,442)**	$(25,678)

The additional minimum liability of the Company's defined benefit plans has been recorded primarily as an increase to Other Assets.

Components of annual benefit cost:

(in thousands)	**2004**	2003	2002
Service cost	**$ 922**	$ 937	$ 861
Interest cost	**1,685**	1,633	1,248
Expected return on plan assets	**(333)**	(254)	(293)
Amortization of prior service cost	**1,281**	1,192	1,227
Recognized actuarial loss/(gain)	**77**	—	(3)
Settlement expense	**56**	—	—
Defined benefit expense	**$3,688**	$3,508	$3,040

Weighted-average liability assumptions as of December 31:

	2004	2003
Discount rate	**6.00%**	6.25%
Expected return on plan assets	**8.00%**	8.00%
Rate of compensation increase	**5.00%**	5.00%

Weighted-average cost assumptions for the year ended December 31:

	2004	2003
Discount rate	**6.25%**	6.75%
Expected return on plan assets	**8.00%**	8.00%
Rate of compensation increase	**5.00%**	5.00%

The aggregate amounts of benefits expected to be paid from defined benefit plans in each of the next five years subsequent to December 31, 2004, which include employees' expected future service are as follows: 2005, $1.5 million; 2006, $1.6 million; 2007, $5.3 million; 2008, $2.8 million; 2009, $2.9 million and $14.0 million in total for the years 2010 through 2014.

The Company expects to contribute $1.6 million to defined benefit plans in 2005.

9) Other Postretirement Benefits

During the fourth quarter of 2003, the Company eliminated its subsidy for certain post-retirement programs. As a result of this change in benefits, the Company recognized a one-time, non-cash credit of $13.6 million, which was partially offset by a $0.3 million accrual for claims incurred but not reported, resulting in a net postretirement credit for 2003 of $13.3 million ($8.2 million after-tax, $0.17 per share), which has been included in the Selling and Administrative Expenses line of the 2003 Statement of Earnings. The $13.3 million postretirement credit was recorded in the following segments: $9.3 million in Corporate & Other, $2.9 million in Flavors & Fragrances and $1.1 million in Color.

The funded status of the postretirement benefit plan was as follows at December 31, 2003:

(in thousands)	2003
Benefit obligation at beginning of year	$ 9,900
Interest cost	627
Benefits paid	(890)
Actuarial loss	811
Benefit obligation at end of year	10,448
Plan assets	—
Funded status	(10,448)
Unrecognized prior service credit	(5,855)
Unrecognized net actuarial loss	2,674
Termination of benefits	13,629
Net amount recognized	$ —

Components of net annual benefit cost (credit) were:

(in thousands)	2003	2002
Interest cost	$ 627	$ 565
Amortization of prior service credit	(651)	(651)
Recognized actuarial loss (gain)	163	(205)
Termination of benefits	(13,629)	—
Postretirement income	$(13,490)	$(291)

10) Income Taxes

The provision for income taxes was as follows:

(in thousands)	**2004**	2003	2002
Currently payable (refundable):			
Federal	**$ 8,747**	$ (1,538)	$16,330
State	**1,355**	1,246	4,089
Foreign	**14,171**	19,028	18,316
Deferred (benefit):			
Federal	**(2,939)**	10,399	(772)
State	**(1,229)**	(565)	(1,029)
Foreign	**3,868**	(1,658)	(652)
	$23,973	$26,912	$36,282

Years ended December 31, 2004, 2003 and 2002

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consisted of the following:

(in thousands)	2004	2003
Deferred tax assets:		
Benefit plans	**$ 7,989**	$ 6,658
Liabilities and reserves	**6,899**	12,069
Foreign operating loss carryovers	**31,744**	28,186
Other	**13,371**	7,970
Gross deferred tax assets	**60,003**	54,883
Valuation allowance	**(18,790)**	(15,830)
Net deferred tax assets	**41,213**	39,053
Deferred tax liabilities:		
Property, plant and equipment	**(25,163)**	(22,911)
Other assets	**(5,586)**	(13,712)
Other	**(12,922)**	(7,026)
Total deferred tax liabilities	**(43,671)**	(43,649)
Net deferred tax (liabilities) assets	**$ (2,458)**	$ (4,596)

At December 31, 2004, foreign operating loss carryovers were $98.4 million. Included in the total net operating loss carryovers are losses of $7.3 million that expire through 2014 and $91.1 million that do not have an expiration date.

The effective tax rate differed from the statutory federal income tax rate of 35% as described below:

	2004	2003	2002
Taxes at statutory rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal income tax benefit	**0.8**	1.0	1.4
Tax credits	**(4.6)**	(4.0)	(6.3)
Foreign tax rate	**(2.0)**	3.7	3.4
Foreign sales corporation/ extraterritorial income tax benefit	**(1.6)**	(2.3)	(0.9)
Actual and expected settlements of prior years' issues	**(0.9)**	(3.1)	(0.8)
Valuation allowance adjustments	**(0.3)**	(3.1)	—
Other, net	**(1.9)**	(2.4)	(0.8)
Effective tax rate	**24.5%**	24.8%	31.0%

The effective tax rates for all years presented were reduced as a result of favorable settlements of prior year tax matters. The effective tax rate for 2004 and 2003 also included benefits for the planned utilization of foreign tax losses and other adjustments.

Earnings before income taxes were as follows:

(in thousands)	2004	2003	2002
United States	**$41,263**	$ 59,997	$ 78,051
Foreign	**56,628**	48,347	38,921
	$97,891	$108,344	$116,972

Domestic income taxes have not been provided on undistributed earnings of foreign subsidiaries which are considered to be permanently invested. If undistributed foreign earnings were to be remitted, foreign tax credits would substantially offset any resulting domestic tax liability.

Tax benefits associated with the exercise of employee stock options were credited directly to additional paid-in capital and amounted to $0.3 million, $0.3 million and $0.9 million during the years ended December 31, 2004, 2003 and 2002, respectively.

11) Segment and Geographic Information

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating income of the respective business units before special charges, goodwill amortization, interest expense and income taxes. Total revenue and operating income by business segment and geographic region include both sales to customers, as reported in the Company's consolidated statements of earnings, and intersegment sales, which are accounted for at prices which approximate market prices and are eliminated in consolidation. Corporate and other revenue consist primarily of flavor, fragrances and color products sold by the Asia Pacific Group.

Assets by business segment and geographic region are those assets used in the Company's operations in each segment and geographic region. Segment assets reflect the allocation of goodwill to each segment. Corporate and other assets consist primarily of property and investments. Capital expenditures are reported exclusive of acquisitions.

Segment Information The Company's operations, except for the Asia Pacific Group, are managed on a products and services basis. The Company's reportable segments consist of Flavors & Fragrances and Color. The Company's Flavors & Fragrances segment produces flavor and fragrance products that impart a desired taste, texture, aroma or other characteristic to a broad range of consumer and other products. The Color segment produces technical colors for industrial applications and digital imaging; colors and formulations for cosmetics; and natural and synthetic color systems for pharmaceuticals, foods and beverages.

(in thousands)	FLAVORS & FRAGRANCES	COLOR	CORPORATE & OTHER	CONSOLIDATED
2002				
Revenue from external customers	$548,889	$331,533	$ 59,464	$ 939,886
Intersegment revenue	23,298	14,919	—	38,217
Total revenue	572,187	346,452	59,464	978,103
Operating income (loss)	85,523	80,741	(19,769)	146,495
Interest expense	—	—	29,523	29,523
Earnings (loss) before income taxes	85,523	80,741	(49,292)	116,972
Assets	586,131	547,247	152,307	1,285,685
Capital expenditures	32,188	11,758	3,371	47,317
Depreciation and amortization	24,666	11,000	5,624	41,290
2003				
Revenue from external customers	$570,692	$350,239	$ 66,278	$ 987,209
Intersegment revenue	23,982	10,438	—	34,420
Total revenue	594,674	360,677	66,278	1,021,629
Operating income (loss)	83,756	71,607	(17,879)	137,484
Interest expense	—	—	29,140	29,140
Earnings (loss) before income taxes	83,756	71,607	(47,019)	108,344
Assets	690,765	622,258	140,505	1,453,528
Capital expenditures	43,330	22,993	7,885	74,208
Depreciation and amortization	24,662	11,900	6,536	43,098
Special charges	—	—	6,476	6,476
2004				
Revenue from external customers	**$603,510**	**$372,178**	**$ 71,445**	**$1,047,133**
Intersegment revenue	**25,281**	**11,620**	—	**36,901**
Total revenue	**628,791**	**383,798**	**71,445**	**1,084,034**
Operating income (loss)	**81,323**	**67,991**	**(20,158)**	**129,156**
Interest expense	—	—	**31,265**	**31,265**
Earnings (loss) before income taxes	**81,323**	**67,991**	**(51,423)**	**97,891**
Assets	**723,210**	**641,344**	**124,024**	**1,488,578**
Capital expenditures	**24,202**	**19,649**	**5,994**	**49,845**
Depreciation and amortization	**26,763**	**12,892**	**6,588**	**46,243**

Years ended December 31, 2004, 2003 and 2002

Geographic Information The Company has manufacturing facilities or sales offices in North America, South America, Europe, Asia, Australia and Africa.

(in thousands)	2004	2003	2002
Revenue from external customers:			
North America	**$ 566,915**	$558,953	$601,995
Europe	**318,007**	286,857	235,376
Asia Pacific	**110,735**	86,492	75,103
Other	**51,476**	54,907	27,412
Consolidated	**$1,047,133**	$987,209	$939,886
Long-lived assets:			
North America	**$ 420,095**	$431,722	$426,080
Europe	**510,850**	465,748	373,201
Asia Pacific	**21,100**	18,841	10,610
Other	**289**	487	216
Consolidated	**$ 952,334**	$916,798	$810,107

Sales in the United States, based on the final country of destination of the Company's products, were $426.3 million, $436.9 million and $488.4 million in 2004, 2003 and 2002, respectively. No other country of destination exceeded 10% of consolidated sales. Total long-lived assets in the United States amounted to $352.2 million, $366.0 million and $364.6 million at December 31, 2004, 2003 and 2002, respectively.

12) Special Charges

The Company recorded special charges of $6.5 million ($4.7 million after-tax, $0.10 per share) in December 2003, related primarily to improving cost efficiency worldwide with emphasis on the Color Group. The $6.5 million in charges includes $4.0 million of cash expenditures for severance and other employee separation costs associated with a workforce reduction of approximately 165 employees and $2.5 million of non-cash costs related to asset impairment charges. The employees were terminated as of December 31, 2003.

The major components of the special charges were as follows:

(in thousands)	EMPLOYEE SEPARATIONS	ASSET IMPAIRMENTS	TOTAL
December 2003 cost reduction plan			
Charges	$ 3,952	$ 2,524	$6,476
Cash spent	(1,184)	—	(1,184)
Reductions of assets	—	(2,524)	(2,524)
Balances at December 31, 2003	$ 2,768	$ —	$2,768
Cash spent	(2,411)	—	(2,411)
Balances at December 31, 2004	**$ 357**	$ —	**$ 357**

13) Commitments and Contingencies

Leases

The Company leases certain facilities and equipment under operating lease arrangements. Aggregate minimum rental commitments at December 31, 2004, for all noncancelable operating leases with an initial lease term greater than one year were as follows for the years ending December 31,

(in thousands)	
2005	$ 8,443
2006	6,284
2007	4,558
2008	2,461
2009	1,799
Thereafter	7,251
	$30,796

Rent expense totaled $10.6 million, $9.2 million and $7.9 million during the years ended December 31, 2004, 2003 and 2002, respectively.

Guarantees

In connection with the sale of substantially all of the Company's Yeast business on February 23, 2001, the Company has provided the buyer of these operations with indemnification against certain potential liabilities as is customary in transactions of this nature. The period provided for indemnification against most types of claims has now expired, but for specific types of claims, including but not limited to tax and environmental liabilities, the amount of time provided for indemnification is either five years or the applicable statute of limitations. The maximum amount of the Company's liability related to certain of these provisions is capped at approximately 35% of the consideration received in the transaction. Liability related to certain matters, including claims relating to pre-closing environmental liabilities, is not capped. In cases where the Company believed it is probable that payments would be required under these provisions, the Company has recognized a liability. The Company believes that the probability of incurring payments under these provisions in excess of the amount of the liability recorded is remote.

Environmental Matters

The Company is involved in two significant environmental cases, which are described below. The Company is also involved in other site closure and related environmental remediation and compliance activities at manufacturing sites primarily related to a 2001 acquisition for which reserves for environmental matters were established as of the date of purchase. Actions that are legally required or necessary to prepare the sites for sale are currently being performed.

Clean Air Act NOV

On June 24, 2004, the United States Environmental Protection Agency (the "EPA") issued a Notice of Violation/Finding of Violation ("NOV") to Lesaffre Yeast Corporation ("Lesaffre") for alleged violations of the Wisconsin air emission requirements. The NOV generally alleges that Lesaffre's Milwaukee, Wisconsin facility violated air emissions limits for volatile organic compounds during certain periods from 1999 through 2003. Some of these violations allegedly occurred before Lesaffre purchased Red Star Yeast & Products ("Red Star Yeast") from the Company.

In connection with the sale of Red Star Yeast on February 23, 2001, the Company provided Lesaffre and certain of its affiliates with indemnification against environmental claims attributable to the operation, activities or ownership of Red Star Yeast prior to February 23, 2001, the closing date of the sale. The Company has not received a claim for indemnity from Lesaffre with respect to this matter. The Company met with the EPA and Lesaffre to discuss the NOV (and appropriate means to help resolve the matter) in September 2004 and expects to resolve any obligation it may have directly with the EPA during 2005.

Superfund Claim

On July 6, 2004, the EPA notified the Company's Sensient Colors Inc. subsidiary that it may be a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") for activities at the General Color Company Superfund Site in Camden, New Jersey. The EPA requested reimbursement of $10.9 million in clean-up costs, plus interest. Sensient Colors Inc. advised the EPA that this site had been expressly excluded from the Company's 1988 stock purchase of H. Kohnstamm & Company, Inc. (now Sensient Colors Inc.). The selling shareholders had retained ownership of and liability for the site, and some became owners of General Color Company, which continued to operate there until the mid-1990s. The Company's legal defense costs are being paid by an insurer with a reservation of coverage rights. The Company continues to assess the existence and solvency of other PRPs, additional insurance coverage, the nature of the alleged contamination, and the extent to which the EPA's activities satisfy the requirements for reimbursement under CERCLA, as well as the legal sufficiency of excluding this site from the 1988 transaction. In a letter to the EPA dated January 31, 2005, the Company outlined legal challenges to the recoverability of certain costs and urged the EPA to pursue General Color Company and related parties.

The Company records liabilities related to environmental remediation obligations when estimated future expenditures are probable and reasonably estimable. Such accruals are adjusted as further information becomes available or as circumstances change. Generally, estimated future expenditures are discounted to their present value. Recoveries of remediation costs from other parties, if any, are recognized as assets when their receipt is assured. The Company has not recorded any potential recoveries related to these matters, as receipts are not yet assured. As of December 31, 2004, the liabilities related to environmental remediation obligations could range from $4.0 million to $18.0 million. As of December 31, 2004, the Company has accrued $5.0 million for environmental matters, of which $4.6 million is related to the environmental reserves established in connection with the 2001 acquisition discussed above. This accrual represents management's best estimate of these liabilities. Although costs could be significantly higher, it is the opinion of Company management that the possibility that costs in excess of those accrued and disclosed will have a material adverse impact on the Company's consolidated financial statements is remote. Further, there can be no assurance that additional environmental matters will not arise in the future.

Litigation

There are two significant commercial cases pending against the Company, which are disclosed below.

Kraft Foods North America, Inc. v. Sensient Colors Inc.
On April 11, 2003, Kraft Foods North America, Inc. ("Kraft") filed notice of its intention to arbitrate before the American Arbitration Association in Chicago, Illinois certain claims against Sensient Colors Inc. ("Sensient Colors"), a subsidiary of Sensient Technologies Corporation, in the amount of $6.5 million. Kraft asserted a claim against Sensient Colors for breach of contract and breach of warranty arising out of the sale of colorants to Kraft for use in food products for young children because they caused stains on the clothes, furniture and skin of the consumers. Kraft also asserted a claim against Sensient Colors based on its alleged breach of a settlement agreement. The evidentiary portion of the arbitration was conducted in August 2004 and January 2005. The parties have submitted final briefs and are awaiting the decision of the arbitrators.

Remmes v. Sensient Flavors, Inc. et al
In June 2004, the Company and certain other flavor manufacturers were sued in Iowa state court by Kevin Remmes, who alleged that while working at American Popcorn Company of Sioux City, Iowa, he was exposed to butter flavoring vapors that caused injury to his lungs and respiratory system. The Company, among others, has in the past and continues to sell butter flavoring used in the manufacture of microwave popcorn to American Popcorn Company. The suit has been removed to Federal District Court for the Northern District of Iowa, Western Division. The Company believes that plaintiff's claims are without merit and has begun a vigorous defense. The Company expects this matter to be set for trial in 2006.

The Company is involved in various other claims and litigation arising in the normal course of business. In the opinion of management and Company counsel, the ultimate resolution of these actions will not materially affect the consolidated financial statements of the Company except as described above.

MANAGEMENT'S REPORT *on internal control over financial reporting*

The management of Sensient Technologies Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. It is management's policy to maintain a control-conscious environment through an effective system of internal accounting controls. These controls are supported by the careful selection of competent and knowledgeable personnel and by the communication of standard accounting and reporting policies and procedures throughout the Company. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

1) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements;

2) provide reasonable assurance that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

3) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions of the Company, to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles.

An internal control material weakness is a significant deficiency, or aggregation of significant deficiencies, that does not reduce to a remote possibility, the risk that a material misstatement of the Company's annual or interim financial statements will be prevented or detected on a timely basis by employees in the normal course of their work.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making management's assessment of internal control over financial reporting, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework*.

During the preparation of its financial statements as of and for the year ended December 31, 2004, and in conjunction with management's assessment of the effectiveness of the Company's internal control over financial reporting as of that date, a material weakness was identified. The material weakness relates to inadequate support for management's estimates regarding the impairment of a receivable and the recording of an income tax benefit. Deloitte & Touche LLP did not agree with management's documentation supporting the accounting for these two matters, because they believed the documentation in each instance was not sufficient to support the proposed accounting treatment. The Company agreed with this conclusion and recorded adjustments, which had the effect of lowering the net earnings for the fourth quarter and the year ended December 31, 2004.

Management has concluded that these facts demonstrate that there was a material weakness in the Company's internal controls over financial reporting as of December 31, 2004, and that the Company's internal control over financial reporting was not effective at that date. Deloitte & Touche's report on internal controls can be found on page 46. Management is preparing a comprehensive process to strengthen its internal controls to address the material weakness, as more fully disclosed in the Company's 2004 Form 10-K in Item 9A.

REPORT *of independent registered public accounting firm*

To the Board of Directors and Shareholders of
Sensient Technologies Corporation
Milwaukee, Wisconsin

We have audited the accompanying consolidated balance sheets of Sensient Technologies Corporation and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Milwaukee, Wisconsin
February 25, 2005

REPORT *of independent registered public accounting firm on internal control over financial reporting*

To the Board of Directors and Shareholders of
Sensient Technologies Corporation
Milwaukee, Wisconsin

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Sensient Technologies Corporation and subsidiaries (the "Company") did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of the material weakness identified in management's assessment based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management's assessment related to inadequate support for management's estimates with respect to 1) evaluating an impairment of a receivable and 2) recording an income tax benefit. The documentation in each instance was not sufficient to support the amounts recorded by the Company. These items, if they had not been adjusted, would have materially overstated net earnings for the fourth quarter and the year ended December 31, 2004. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2004 of the Company and this report does not affect our report on such consolidated financial statements.

In our opinion, management's assessment that the Company did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. We do not express an opinion or any other form of assurance on management's statement regarding the process taken by management to address the material weakness.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2004 of the Company and our report dated February 25, 2005 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Milwaukee, Wisconsin
February 25, 2005

QUARTERLY *data*

in thousands except per share amounts (unaudited)	revenue	gross profit	net earnings	earnings per share basic	earnings per share diluted
2004					
First Quarter	**$254,140**	**$74,365**	**$14,960**	**$.32**	**$.32**
Second Quarter	**263,830**	**80,397**	**18,249**	**.39**	**.39**
Third Quarter	**256,849**	**77,562**	**21,592**	**.46**	**.46**
Fourth Quarter	**272,314**	**80,213**	**19,117**	**.41**	**.41**
2003					
First Quarter	$235,051	$76,847	$20,462	$.43	$.43
Second Quarter	261,846	84,347	21,669	.46	.46
Third Quarter	247,251	78,224	20,667	.44	.44
Fourth Quarter	243,061	70,377	18,634	.40	.40

The fourth quarter of 2003 includes special charges of $6.5 million pre-tax, $4.7 million after-tax or $0.10 per share (see Note 12) and a one-time benefit of $13.3 million pre-tax, $8.2 million after-tax or $0.17 per share for eliminating certain post-retirement programs subsidies (see Note 9).

COMMON STOCK *prices and dividends*

	market price high	market price low	dividends per share
2004			
First Quarter	**$21.12**	**$17.91**	**$.15**
Second Quarter	**21.84**	**18.28**	**.15**
Third Quarter	**22.43**	**18.95**	**.15**
Fourth Quarter	**24.25**	**20.53**	**.15**
2003			
First Quarter	$24.26	$19.30	$.14
Second Quarter	23.35	19.80	.15
Third Quarter	23.85	20.13	.15
Fourth Quarter	21.96	17.86	.15

in thousands except employee and per share data	Years ended December 31,	2004	
Summary of Operations			
Revenue		$1,047,133	100.0%
Cost of products sold		734,596	70.2
Selling and administrative expenses		183,381	17.5
Special charges		—	0.0
Operating income		129,156	12.3
Interest expense		31,265	3.0
Earnings from continuing operations before income taxes		97,891	9.3
Income taxes		23,973	2.2
Earnings from continuing operations		73,918	7.1
Earnings from discontinued operations		—	0.0
Accounting change		—	0.0
Net earnings		$ 73,918	7.1%
Basic earnings per share			
Continuing operations		$ 1.59	
Discontinued operations		—	
Accounting change		—	
Net earnings		$ 1.59	
Diluted earnings per share			
Continuing operations		$ 1.58	
Discontinued operations		—	
Accounting change		—	
Net earnings		$ 1.58	
Other related data			
Dividends per share, declared and paid		$ .60	
Average common shares outstanding:			
Basic		46,562	
Diluted		46,877	
Book value per common share		$ 13.99	
Price range per common share		17.91-24.25	
Share price at December 31		23.99	
Capital expenditures for continuing operations		49,845	
Depreciation for continuing operations		43,900	
Amortization for continuing operations		2,343	
Total assets		1,488,578	
Long-term debt		525,153	
Total debt		615,196	
Shareholders' equity		658,698	
Return on average shareholders' equity		12.2%	
Total debt to total capital		48.3%	
Employees		3,728	

The 2003 results include special charges related to a cost reduction plan of $6.5 million (see Note 12) and a $13.3 million credit related to termination of postretirement health care plan benefits included in selling and administrative expenses (see Note 9).

The 2000 results include special charges related to a facilities consolidation plan of $19.0 million and a $4.3 million credit related to the effect of a postretirement health care plan amendment included in selling and administrative expenses.

The 2004, 2003 and 2002 results exclude amortization of goodwill due to an accounting change. Goodwill amortization, net of tax, was $8.0 million and $8.4 million in 2001 and 2000, respectively.

2003		2002		2001		2000	
$987,209	100.0%	$939,886	100.0%	$816,947	100.0%	$809,163	100.0%
677,414	68.6	633,011	67.3	550,331	67.3	525,717	65.0
165,835	16.8	160,380	17.1	145,126	17.8	152,253	18.8
6,476	0.7	—	0.0	—	0.0	19,000	2.3
137,484	13.9	146,495	15.6	121,490	14.9	112,193	13.9
29,140	2.9	29,523	3.1	31,531	3.9	34,165	4.3
108,344	11.0	116,972	12.5	89,959	11.0	78,028	9.6
26,912	2.8	36,282	3.9	24,996	3.0	21,681	2.6
81,432	8.2	80,690	8.6	64,963	8.0	56,347	7.0
—	0.0	—	0.0	8,639	1.0	3,265	0.4
—	0.0	—	0.0	—	0.0	2,431	0.3
$ 81,432	8.2%	$ 80,690	8.6%	$ 73,602	9.0%	$ 62,043	7.7%
$ 1.74		$ 1.70		$ 1.36		$ 1.15	
—		—		.18		.07	
—		—		—		.05	
$ 1.74		$ 1.70		$ 1.54		$ 1.27	
$ 1.73		$ 1.69		$ 1.36		$ 1.15	
—		—		.18		.07	
—		—		—		.05	
$ 1.73		$ 1.69		$ 1.54		$ 1.26	
$ .59		$ .5375		$ .53		$ .53	
46,741		47,379		47,671		48,898	
47,041		47,788		47,926		49,166	
$ 12.42		$ 10.58		$ 9.09		$ 8.59	
17.86-24.26		17.95-25.96		15.55-23.99		16.00-23.19	
19.77		22.47		20.81		22.75	
74,208		47,317		38,001		45,199	
40,385		38,899		37,019		35,507	
2,713		2,391		9,271		10,047	
1,453,528		1,285,685		1,108,893		1,164,248	
525,924		511,707		423,137		417,141	
654,657		558,699		491,603		524,288	
580,118		499,358		430,816		417,058	
15.2%		17.3%		17.7%		14.7%	
53.0%		52.8%		53.3%		55.7%	
3,845		3,572		3,454		3,722	

board of directors

Kenneth P. Manning, 63
Chairman, President and Chief Executive Officer
Sensient Technologies Corporation
Elected Director in 1989 (2, 6)

Michael E. Batten, 64
Chairman and Chief Executive Officer
Twin Disc, Inc.
Elected Director in 1980 (1, 5)

John F. Bergstrom, 58
Chairman and Chief Executive Officer
Bergstrom Corporation
Elected Director in 1994 (2, 3, 5)

Hank Brown, 65
President and Chief Executive Officer
The Daniels Fund
Elected Director in 2004 (4, 5)

Fergus M. Clydesdale, Ph.D., 68
Distinguished Professor and
Head of the Department of Food Science
University of Massachusetts–Amherst
Elected Director in 1998 (3, 4, 6)

James A.D. Croft, 67
Chairman
Bartlodge Limited
Elected Director in 1997 (1, 2, 3)

Alberto Fernandez, 58
Chairman
Pyosa, S.A. de C.V.
Elected Director in 1999 (1, 2)

William V. Hickey, 60
President and Chief Executive Officer
Sealed Air Corporation
Elected Director in 1997 (1, 2, 4, 5)

Essie Whitelaw, 57
Senior Vice President of Private
Sector Claims Administration
Wisconsin Physician Services
Elected Director in 1993 (3, 4)

committees

1 Audit Committee

2 Executive Committee

3 Compensation and Development Committee

4 Nominating and Corporate Governance Committee

5 Finance Committee

6 Scientific Advisory Committee

elected officers

Kenneth P. Manning, 63
Chairman, President and Chief Executive Officer
With the Company 17 years

Richard Carney, 54
Vice President – Administration
With the Company 23 years

John L. Hammond, 58
Vice President, Secretary and General Counsel
With the Company 7 years

Richard F. Hobbs, 57
Vice President, Chief Financial Officer
and Treasurer
With the Company 31 years

Richard J. Malin, 38
Assistant Treasurer
With the Company 13 years

Charles A. Nicolais, 44
President – Color Group
With the Company 1 year

Ralph G. Pickles, 58
President – Flavors & Fragrances Group
With the Company 9 years

Stephen J. Rolfs, 40
Vice President, Controller and
Chief Accounting Officer
With the Company 7 years

Ho-Seung Yang, Ph.D., 57
Vice President – Marketing & Technology
With the Company 9 years

appointed officers

Peter Bradley, 45
President, Asia Pacific Group
With the Company 2 years

Neil G. Cracknell, 43
President, Dehydrated Flavors
With the Company 10 years

Christopher L. Lawlor, 54
Vice President, Human Resources
With the Company 4 years

Harry Meggos, 62
Vice President, Technical Service, Color
With the Company 34 years

Robert L. Menzl, 48
Vice President, Information Technology
With the Company 9 years

world headquarters

777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5304
(414) 271-6755
(800) 558-9892
Fax: (414) 347-4795
E-mail: corporate.communications@sensient-tech.com
Web site: www.sensient-tech.com

transfer agent and registrar

Wells Fargo Bank Minnesota, N.A.
Shareowner Services
P. O. Box 64854
St. Paul, Minnesota 55164-0854
(800) 468-9716
Web site: www.wellsfargo.com/com/shareowner_services/

common stock

Sensient Technologies Corporation Common Stock is traded on the New York Stock Exchange. Ticker symbol: SXT.

There were 3,915 shareholders of record of Common Stock as of January 31, 2005.

annual meeting of shareholders

The Annual Meeting of Shareholders will be held at 2:00 p.m. (EDT) on Thursday, April 21, 2005, at The Four Seasons Hotel, 200 Boylston Street, Boston, Massachusetts.

form 10-k

The Company's annual report filed with the Securities and Exchange Commission on Form 10-K is available without charge from the Company's Investor Relations Department and on its Web site at www.sensient-tech.com.

dividends

Quarterly dividends are typically paid on the first business day of March, June, September and December.

automatic dividend reinvestment plan

The Sensient Technologies Corporation Dividend Reinvestment Plan provides shareholders with a convenient, economical way to increase their ownership of Sensient Technologies Corporation Common Stock. Through the plan, shareholders can automatically reinvest their dividends to acquire additional shares and make supplemental stock purchases without paying fees or commissions. An enrollment form and brochure describing the plan can be obtained by contacting the plan administrator, Wells Fargo Bank Minnesota at (800) 468-9716 or the Company's Investor Relations Department at (414) 347-3779.

investor relations

Communications concerning the transfer of shares, lost certificates, duplicate mailings or change of address should be directed to the transfer agent.

Other shareholder information, such as news releases and information regarding corporate governance, is available on the Company's Web site: www.sensient-tech.com. Shareholders can also register to receive notification via e-mail when new information is added to the site. The Company's Web address is provided as an inactive textual reference only, and the contents of the Web site are not incorporated in or otherwise to be regarded as part of this annual report.

Other requests for information should be directed to the Company's Investor Relations Department at (414) 347-3779.

The Company maintains a direct mailing list for news releases and quarterly reports. If you would like your name added to this list, please contact the Company's Investor Relations Department.



SENSIENT

Sensient Technologies Corporation

777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5304
www.sensient-tech.com



Sensient's Global Reach


SENSIENT



About Sensient

Sensient Technologies Corporation is a leading global manufacturer and marketer of colors, flavors and fragrances. Sensient employs advanced technologies at facilities around the world to develop specialty food and beverage systems, cosmetic and pharmaceutical ingredient systems, inkjet and specialty inks and colors, display imaging chemicals, and other specialty chemicals. The company's customers include major international manufacturers representing some of the world's best-known brands.



Indianapolis, Indiana, U.S.A.



Naarden, Netherlands


SENSIENT

Strasbourg, France


SENSIENT

Budapest, Hungar


SENSIENT

Leipzig, Germany



Qingdao, China


SENSIENT

Tijuana, Mexico



Bremen, Germany

Corporate

Milwaukee, Wisconsin, U.S.A.

Flavors & Fragrances

Indianapolis, Indiana, U.S.A.
Amboy, Illinois, U.S.A.
Harbor Beach, Michigan, U.S.A.
Juneau, Wisconsin, U.S.A.
Greenfield, California, U.S.A.
Livingston, California, U.S.A. (2)
Turlock, California, U.S.A.
Delta, British Columbia, Canada
Cornwall, Ontario, Canada
Mississauga, Ontario, Canada
Rexdale, Ontario, Canada
Tara, Ontario, Canada
Celaya, Mexico
Mexico City, Mexico
Tlalnepantla, Mexico
São Paulo, Brazil
Brussels, Belgium
Heverlee, Belgium
Marchais, France
Paris, France
Strasbourg, France
Bremen, Germany
Milan, Italy
Elburg, Netherlands
Naarden, Netherlands
Barcelona, Spain
Granada, Spain
Kristianstad, Sweden
Milton Keynes, U.K.
Ceredigion (Felinfach), U.K.

Color

St. Louis Missouri, U.S.A.
Escondido, California, U.S.A.
Elmwood Park, New Jersey, U.S.A.
South Plainfield, New Jersey, U.S.A. (3)
Charlotte, North Carolina, U.S.A.
Kingston, Ontario, Canada
Lerma, Mexico
Tijuana, Mexico
Buenos Aires, Argentina
São Paulo, Brazil
Prague, Czech Republic
La Plaine Saint-Denis, France
Paris, France
Hamburg, Germany
Leipzig, Germany
Budapest, Hungary
Reggio Emilia, Italy (2)
Amersfoort, Netherlands
Warsaw, Poland
Oradea, Romania
Zenta, Serbia
Barcelona, Spain
Lausanne, Switzerland
King's Lynn, U.K.
Johannesburg, South Africa

Asia Pacific

Singapore
Melbourne, Australia
Sydney, Australia
Beijing, China
Guangzhou, China
Hong Kong, China
Qingdao, China
Shanghai, China
Mumbai, India
Jakarta, Indonesia
Tokyo, Japan
Osaka, Japan
Hitachi, Japan
Seoul, Korea
Auckland, New Zealand
Manila, Philippines
Bangkok, Thailand


SENSIENT
Lausanne, Switzerland


Marchais, France


Cornwall, Ontario, Canada


SENSIENT
Mexico City, Mexico


SENSIENT
SENSIENT TECHNOLOGIES
Auckland, New Zealand


SENSIENT
2
Johannesburg, South Africa


SENSIENT
Granada, Spain

St. Louis, Missouri, U.S.A.


SENSIENT

INTERNATIONAL PRESENCE

With global operations in 77 locations in 30 countries, Sensient has built a diverse corporate culture that incorporates the expertise of regions around the world. We have customers in 150 countries.

In eight years, Sensient has grown from a domestic food company with 95% of its employees from the U.S. to a world-leading developer, supplier and marketer of sophisticated color, flavor and fragrance systems. Now almost two-thirds of our employees are nationals of countries other than the U.S. Over half of our revenues come from non U.S. business.



"Sensient's leadership in established and emerging markets around the world will continue to build shareholder value."

Kenneth P. Manning

[illegible] President and CEO

Sensient Technologies Corporation


SENSIENT

Sensient Technologies Corporation

[illegible] East Wisconsin Avenue

Milwaukee, WI 53202-5304

www.sensient-tech.com